English Translation of Financial Statements Originally Issued in Chinese
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
Consolidated Financial Statements for the
Nine Months Ended September 30, 2025 and 2024 and
Independent Auditors’ Review Report

勤業眾信
勤業眾信聯合會計師事務所
110016 台北市信義區松仁路100號20樓

Deloitte & Touche
20F, Taipei Nan Shan Plaza
No. 100, Songren Rd.,
Xinyi Dist., Taipei 110016, Taiwan
Tel :+886 (2) 2725-9988
Fax:+886 (2) 4051-6888
www.deloitte.com.tw
INDEPENDENT AUDITORS’ REVIEW REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
Introduction
We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and its subsidiaries (collectively, the “Company”) as of September 30, 2025 and 2024, the related consolidated statements of comprehensive income for the three months ended September 30, 2025 and 2024 and for the nine months ended September 30, 2025 and 2024, the consolidated statements of changes in equity and cash flows for the nine months then ended, and the related notes to the consolidated financial statements, including material accounting policy information (collectively referred to as the “consolidated financial statements”). Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on the consolidated financial statements based on our reviews.
Scope of Review
We conducted our reviews in accordance with the Standards on Review Engagements of the Republic of China 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2025 and 2024, its consolidated financial performance for the three months ended September 30, 2025 and 2024, and its consolidated financial performance and its consolidated cash flows for the nine months ended September 30, 2025 and 2024 in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

The engagement partners on the reviews resulting in this independent auditors’ review report are Shih Tsung Wu and Shang Chih Lin.
Deloitte & Touche
Taipei, Taiwan
Republic of China
November 11, 2025
Notice to Readers
The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.
For the convenience of readers, the independent auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS
(In Thousands of New Taiwan Dollars)

	September 30, 2025		December 31, 2024		September 30, 2024
	Amount	%	Amount	%	Amount	%

ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$2,470,759,384	34	$2,127,627,043	32	$1,886,780,555	31
Financial assets at fair value through profit or loss (Note 7)	20,955	-	207,700	-	971,386	-
Financial assets at fair value through other comprehensive income (Note 8)	171,753,602	2	192,202,657	3	189,649,314	3
Financial assets at amortized cost (Note 9)	108,521,394	2	101,971,322	1	90,197,355	1
Hedging financial assets (Note 10)	1,333	-	10,959	-	1,079	-
Notes and accounts receivable, net (Note 11)	305,477,496	4	270,683,235	4	249,570,573	4
Receivables from related parties (Note 31)	2,336,343	-	1,404,473	-	403,379	-
Other receivables from related parties (Note 31)	57,595	-	251	-	74,477	-
Inventories (Note 12)	288,689,063	4	287,868,810	4	292,883,930	5
Other financial assets (Notes 28, 29 and 32)	54,019,724	1	63,138,316	1	35,301,765	1
Other current assets	34,378,423	-	43,237,354	1	28,080,050	-

Total current assets	3,436,015,312	47	3,088,352,120	46	2,773,913,863	45

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Note 7)	14,502,121	-	15,199,842	-	14,594,649	-
Financial assets at fair value through other comprehensive income (Note 8)	8,365,833	-	7,822,884	-	7,502,973	-
Financial assets at amortized cost (Note 9)	90,093,165	1	88,596,542	1	74,266,804	1
Investments accounted for using equity method (Note 13)	36,016,415	-	37,421,105	1	30,967,916	1
Property, plant and equipment (Notes 14 and 28)	3,499,340,761	48	3,234,980,070	48	3,071,599,327	50
Right-of-use assets (Note 15)	43,268,856	1	40,128,391	1	39,698,749	1
Intangible assets (Note 16)	25,558,048	-	26,282,520	1	22,083,031	-
Deferred income tax assets (Note 4)	62,098,853	1	65,943,300	1	65,944,214	1
Refundable deposits	5,092,503	-	5,495,862	-	4,483,344	-
Other noncurrent assets (Notes 28 and 29)	133,755,209	2	81,715,364	1	60,603,306	1

Total noncurrent assets	3,918,091,764	53	3,603,585,880	54	3,391,744,313	55

TOTAL	$7,354,107,076	100	$6,691,938,000	100	$6,165,658,176	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Note 7)	$1,184,622	-	$466,539	-	$34,277	-
Hedging financial liabilities (Notes 10 and 29)	2,868	-	-	-	1,875	-
Accounts payable	84,425,148	1	72,800,558	1	69,134,197	1
Payables to related parties (Note 31)	1,961,260	-	1,426,001	-	1,685,850	-
Salary and bonus payable	54,129,620	1	47,451,509	1	37,714,425	1
Accrued profit sharing bonus to employees and compensation to directors (Note 27)	74,537,336	1	70,871,150	1	49,399,323	1
Payables to contractors and equipment suppliers	175,430,503	2	192,635,173	3	125,132,085	2
Cash dividends payable (Note 19)	259,325,990	4	220,418,821	3	207,456,038	4
Income tax payable (Note 4)	116,731,894	2	147,438,423	2	77,422,729	1
Long-term liabilities - current portion (Notes 17, 18 and 29)	76,225,613	1	59,857,879	1	58,804,983	1
Accrued expenses and other current liabilities (Notes 15, 20 and 29)	431,951,770	6	451,158,911	7	453,613,317	7

Total current liabilities	1,275,906,624	18	1,264,524,964	19	1,080,399,099	18

NONCURRENT LIABILITIES
Bonds payable (Notes 17 and 29)	880,432,755	12	926,604,506	14	909,703,588	15
Long-term bank loans (Notes 18 and 29)	37,795,501	1	31,824,386	-	26,459,677	-
Deferred income tax liabilities (Note 4)	3,961,495	-	3,988,482	-	61,376	-
Lease liabilities (Notes 15 and 29)	30,978,996	-	28,755,342	-	28,208,721	-
Net defined benefit liability (Note 4)	5,306,777	-	7,580,657	-	7,704,373	-
Guarantee deposits	746,634	-	845,581	-	914,462	-
Others (Note 20)	83,400,492	1	104,238,217	2	90,284,589	2

Total noncurrent liabilities	1,042,622,650	14	1,103,837,171	16	1,063,336,786	17

Total liabilities	2,318,529,274	32	2,368,362,135	35	2,143,735,885	35

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 19)	259,325,245	3	259,327,332	4	259,327,332	4
Capital surplus (Notes 19 and 26)	73,361,113	1	73,260,765	2	72,390,172	1
Retained earnings (Note 19)
Appropriated as legal capital reserve	311,146,899	4	311,146,899	4	311,146,899	5
Appropriated as special capital reserve	181,554,848	3	-	-	-	-
Unappropriated earnings	4,260,828,797	58	3,606,105,124	54	3,346,232,342	55
	4,753,530,544	65	3,917,252,023	58	3,657,379,241	60
Others (Notes 19 and 26)	(87,909,930)	(1)	38,705,047	-	922,408	-

Equity attributable to shareholders of the parent	4,998,306,972	68	4,288,545,167	64	3,990,019,153	65

NON - CONTROLLING INTERESTS	37,270,830	-	35,030,698	1	31,903,138	-

Total equity	5,035,577,802	68	4,323,575,865	65	4,021,922,291	65

TOTAL	$7,354,107,076	100	$6,691,938,000	100	$6,165,658,176	100
The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	For the Three Months Ended September 30				For the Nine Months Ended September 30
	2025		2024		2025		2024
	Amount	%	Amount	%	Amount	%	Amount	%

NET REVENUE (Notes 20, 31 and 37)	$989,918,318	100	$759,692,143	100	$2,762,963,851	100	$2,025,846,521	100

COST OF REVENUE (Notes 12, 27, 31 and 34)	401,375,489	41	320,346,477	42	1,133,656,708	41	913,871,108	45

GROSS PROFIT	588,542,829	59	439,345,666	58	1,629,307,143	59	1,111,975,413	55

OPERATING EXPENSES (Notes 27 and 31)
Research and development	63,742,245	6	52,783,826	7	181,569,457	7	146,950,466	7
General and administrative	20,048,234	2	22,890,591	3	63,887,355	2	58,317,959	3
Marketing	3,973,966	-	3,404,487	1	12,002,028	-	9,463,070	1

Total operating expenses	87,764,445	8	79,078,904	11	257,458,840	9	214,731,495	11

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 14, 27 and 34)	(93,566)	-	499,527	-	(659,039)	-	(903,781)	-

INCOME FROM OPERATIONS (Note 37)	500,684,818	51	360,766,289	47	1,371,189,264	50	896,340,137	44

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates	1,424,738	-	1,560,733	-	4,013,993	-	3,590,959	-
Interest income (Note 21)	26,180,345	2	22,601,654	3	76,231,655	3	62,940,059	3
Other income	80,218	-	40,921	-	543,770	-	316,056	-
Foreign exchange gain, net (Note 35)	6,761,013	1	202,642	-	5,516,800	-	5,584,628	-
Finance costs (Note 22)	(2,958,568)	-	(2,635,790)	-	(9,326,937)	(1)	(7,972,185)	-
Other gains and losses, net (Note 23)	(6,803,541)	(1)	1,650,403	1	1,131,094	-	(3,759,023)	-

Total non-operating income and expenses	24,684,205	2	23,420,563	4	78,110,375	2	60,700,494	3

INCOME BEFORE INCOME TAX	525,369,023	53	384,186,852	51	1,449,299,639	52	957,040,631	47

INCOME TAX EXPENSE (Notes 4 and 24)	73,613,661	7	59,106,682	8	239,318,192	8	159,077,760	8

NET INCOME	451,755,362	46	325,080,170	43	1,209,981,447	44	797,962,871	39

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 19 and 24)
Items that will not be reclassified subsequently to profit or loss:
Unrealized gain (loss) on investments in equity instruments at fair value through other comprehensive income	(535,592)	-	(1,050,696)	-	1,073,236	-	4,612,885	-
Gain (loss) on hedging instruments	-	-	5,041	-	(31,030)	-	5,041	-
Share of other comprehensive loss of associates	(3,768)	-	(37,704)	-	(99,671)	-	(40,064)	-
Income tax expense related to items that will not be reclassified subsequently	-	-	-	-	-	-	(9,996)	-
	(539,360)	-	(1,083,359)	-	942,535	-	4,567,866	-
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	94,284,256	9	(25,381,768)	(4)	(131,987,925)	(5)	23,796,799	1
Unrealized gain on investments in debt instruments at fair value through other comprehensive income	1,177,459	-	5,455,766	1	4,042,911	-	5,188,559	1
Loss on hedging instruments	(19,563)	-	(20,291)	-	(60,736)	-	(59,707)	-
Share of other comprehensive income (loss) of associates	299,144	-	(26,626)	-	(339,802)	-	188,752	-
	95,741,296	9	(19,972,919)	(3)	(128,345,552)	(5)	29,114,403	2

Other comprehensive income (loss), net of income tax	95,201,936	9	(21,056,278)	(3)	(127,403,017)	(5)	33,682,269	2

TOTAL COMPREHENSIVE INCOME	$546,957,298	55	$304,023,892	40	$1,082,578,430	39	$831,645,140	41
							(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	For the Three Months Ended September 30				For the Nine Months Ended September 30
	2025		2024		2025		2024
	Amount	%	Amount	%	Amount	%	Amount	%
NET INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$452,301,407	46	$325,257,571	43	$1,212,138,637	44	$798,587,976	39
Non-controlling interests	(546,045)	-	(177,401)	-	(2,157,190)	-	(625,105)	-

	$451,755,362	46	$325,080,170	43	$1,209,981,447	44	$797,962,871	39

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$546,571,990	55	$302,100,323	40	$1,084,587,960	39	$831,764,315	41
Non-controlling interests	385,308	-	1,923,569	-	(2,009,530)	-	(119,175)	-

	$546,957,298	55	$304,023,892	40	$1,082,578,430	39	$831,645,140	41

EARNINGS PER SHARE (NT$, Note 25)
Basic earnings per share	$17.44		$12.55		$46.75		$30.80
Diluted earnings per share	$17.44		$12.54		$46.75		$30.80

The accompanying notes are an integral part of the consolidated financial statements.							(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In Thousands of New Taiwan Dollars)

	Equity Attributable to Shareholders of the Parent
								Others
	Capital Stock - Common Stock			Retained Earnings				Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at Fair Value Through Other Comprehensive Income	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation
	Shares			Legal Capital	Special Capital	Unappropriated						Total	Treasury Stock	Total	Non-controlling Interests	Total Equity
	(In Thousands)	Amount	Capital Surplus	Reserve	Reserve	Earnings	Total

BALANCE, JANUARY 1, 2024	25,932,071	$259,320,710	$69,876,381	$311,146,899	$-	$2,846,883,893	$3,158,030,792	$(25,316,769)	$(4,099,928)	$1,395,875	$(293,434)	$(28,314,256)	$-	$3,458,913,627	$24,349,220	$3,483,262,847

Appropriations of earnings
Cash dividends to shareholders	-	-	-	-	-	(298,218,286)	(298,218,286)	-	-	-	-	-	-	(298,218,286)	-	(298,218,286)
Total	-	-	-	-	-	(298,218,286)	(298,218,286)	-	-	-	-	-	-	(298,218,286)	-	(298,218,286)

Net income	-	-	-	-	-	798,587,976	798,587,976	-	-	-	-	-	-	798,587,976	(625,105)	797,962,871

Other comprehensive income (loss), net of income tax	-	-	-	-	-	-	-	23,487,853	9,734,732	(46,246)	-	33,176,339	-	33,176,339	505,930	33,682,269

Total comprehensive income (loss)	-	-	-	-	-	798,587,976	798,587,976	23,487,853	9,734,732	(46,246)	-	33,176,339	-	831,764,315	(119,175)	831,645,140

Employee restricted shares retired	(1,402)	(14,018)	14,018	-	-	19,934	19,934	-	-	-	-	-	-	19,934	-	19,934

Share-based payment arrangements	5,313	53,130	2,584,257	-	-	-	-	-	-	-	(1,921,617)	(1,921,617)	-	715,770	-	715,770

Treasury stock acquired	-	-	-	-	-	-	-	-	-	-	-	-	(3,089,177)	(3,089,177)	-	(3,089,177)

Treasury stock retired	(3,249)	(32,490)	(7,080)	-	-	(3,049,607)	(3,049,607)	-	-	-	-	-	3,089,177	-	-	-

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	2,008,432	2,008,432	-	(2,008,432)	-	-	(2,008,432)	-	-	-	-

Basis adjustment for loss on hedging instruments	-	-	-	-	-	-	-	-	-	(9,626)	-	(9,626)	-	(9,626)	-	(9,626)

Adjustments to share of changes in equities of associates	-	-	3,433	-	-	-	-	-	-	-	-	-	-	3,433	-	3,433

From difference between the consideration received and the carrying amount of the subsidiaries' net assets during actual disposal	-	-	5,284	-	-	-	-	-	-	-	-	-	-	5,284	(4,263)	1,021

From share of changes in equities of subsidiaries	-	-	(86,121)	-	-	-	-	-	-	-	-	-	-	(86,121)	6,913,938	6,827,817

Increase in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	763,418	763,418

BALANCE, SEPTEMBER 30, 2024	25,932,733	$259,327,332	$72,390,172	$311,146,899	$-	$3,346,232,342	$3,657,379,241	$(1,828,916)	$3,626,372	$1,340,003	$(2,215,051)	$922,408	$-	$3,990,019,153	$31,903,138	$4,021,922,291

BALANCE, JANUARY 1, 2025	25,932,733	$259,327,332	$73,260,765	$311,146,899	$-	$3,606,105,124	$3,917,252,023	$40,262,995	$(1,160,176)	$1,310,307	$(1,708,079)	$38,705,047	$-	$4,288,545,167	$35,030,698	$4,323,575,865
Appropriations of earnings
Special capital reserve	-	-	-	-	181,554,848	(181,554,848)	-	-	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(376,023,291)	(376,023,291)	-	-	-	-	-	-	(376,023,291)	-	(376,023,291)
Total	-	-	-	-	181,554,848	(557,578,139)	(376,023,291)	-	-	-	-	-	-	(376,023,291)	-	(376,023,291)

Net income	-	-	-	-	-	1,212,138,637	1,212,138,637	-	-	-	-	-	-	1,212,138,637	(2,157,190)	1,209,981,447

Other comprehensive income (loss), net of income tax	-	-	-	-	-	(35)	(35)	(132,475,092)	4,996,842	(72,392)	-	(127,550,642)	-	(127,550,677)	147,660	(127,403,017)

Total comprehensive income (loss)	-	-	-	-	-	1,212,138,602	1,212,138,602	(132,475,092)	4,996,842	(72,392)	-	(127,550,642)	-	1,084,587,960	(2,009,530)	1,082,578,430

Employee restricted shares retired	(209)	(2,087)	2,087	-	-	4,007	4,007	-	-	-	-	-	-	4,007	-	4,007

Share-based payment arrangements	-	-	(21,859)	-	-	-	-	-	-	-	1,082,645	1,082,645	-	1,060,786	-	1,060,786

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	159,203	159,203	-	(159,203)	-	-	(159,203)	-	-	-	-

Basis adjustment for gain on hedging instruments	-	-	-	-	-	-	-	-	-	12,223	-	12,223	-	12,223	-	12,223

Adjustments to share of changes in equities of associates	-	-	135,229	-	-	-	-	-	-	-	-	-	-	135,229	-	135,229

From share of changes in equities of subsidiaries	-	-	(15,109)	-	-	-	-	-	-	-	-	-	-	(15,109)	8,146	(6,963)

Increase in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	4,241,516	4,241,516

BALANCE, SEPTEMBER 30, 2025	25,932,524	$259,325,245	$73,361,113	$311,146,899	$181,554,848	$4,260,828,797	$4,753,530,544	$(92,212,097)	$3,677,463	$1,250,138	$(625,434)	$(87,909,930)	$-	$4,998,306,972	$37,270,830	$5,035,577,802
The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of New Taiwan Dollars)

	Nine Months Ended September 30
	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$1,449,299,639	$957,040,631
Adjustments for:
Depreciation expense	519,704,707	485,541,546
Amortization expense	6,279,555	6,876,767
Expected credit losses recognized (reversal) on investments in debt instruments	(25,482)	35,268
Finance costs	9,326,937	7,972,185
Share of profits of associates	(4,013,993)	(3,590,959)
Interest income	(76,231,655)	(62,940,059)
Share-based compensation	1,073,063	735,748
Loss on disposal or retirement of property, plant and equipment, net	1,486,709	1,965,956
Loss on disposal or retirement of intangible assets, net	2,071	-
Impairment loss on property, plant and equipment	1,671,981	1,150,485
Loss (gain) on financial instruments at fair value through profit or loss, net	(356,143)	139,280
Loss on disposal of investments in debt instruments at fair value through other comprehensive income, net	99,615	286,502
Loss from disposal of subsidiary	167,986	-
Loss (gain) on foreign exchange, net	(9,352,900)	2,239,835
Dividend income	(543,770)	(316,056)
Others	925,282	(294,299)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	912,510	(349,840)
Notes and accounts receivable, net	(34,794,261)	(48,256,709)
Receivables from related parties	(931,870)	221,072
Other receivables from related parties	(57,344)	(2,606)
Inventories	(820,253)	(41,886,842)
Other financial assets	(12,624,018)	(2,927,759)
Other current assets	9,036,020	(1,139,833)
Other noncurrent assets	(3,243,804)	(2,513,775)
Accounts payable	11,624,590	13,407,440
Payables to related parties	535,262	119,550
Salary and bonus payable	6,678,111	4,513,862
Accrued profit sharing bonus to employees and compensation to directors	3,666,186	(1,317,621)
Accrued expenses and other current liabilities	(57,909,169)	61,336,839
Other noncurrent liabilities	(3,695,024)	11,927,551
Net defined benefit liability	(2,273,880)	(1,552,851)
Cash generated from operations	1,815,616,658	1,388,421,308
Income taxes paid	(266,149,820)	(182,449,523)

Net cash generated by operating activities	1,549,466,838	1,205,971,785
		(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of New Taiwan Dollars)

	Nine Months Ended September 30
	2025	2024

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Financial instruments at fair value through profit or loss	$(162,015)	$(1,097,618)
Financial assets at fair value through other comprehensive income	(53,615,896)	(64,117,242)
Financial assets at amortized cost	(129,397,259)	(98,056,800)
Hedging financial instruments	(631,620)	-
Property, plant and equipment	(915,504,525)	(594,058,374)
Intangible assets	(5,594,917)	(5,827,476)
Proceeds from disposal or redemption of:
Financial assets at fair value through other comprehensive income	65,603,469	43,454,000
Financial assets at amortized cost	111,261,850	85,696,380
Property, plant and equipment	314,781	639,042
Intangible assets	-	49,293
Proceeds from return of capital of investments in equity instruments at fair value through other comprehensive income	96,363	319,518
Derecognition of hedging financial instruments	570,358	28,704
Interest received	72,794,719	57,961,207
Proceeds from government grants - property, plant and equipment	71,897,986	16,043,072
Proceeds from government grants - others	-	267
Other dividends received	587,139	334,348
Dividends received from investments accounted for using equity method	3,304,492	2,965,201
Increase in prepayments for leases	(30,060)	(87,426)
Refundable deposits paid	(347,234)	(253,793)
Refundable deposits refunded	419,019	3,083,455

Net cash used in investing activities	(778,433,350)	(552,924,242)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in hedging financial liabilities - bank loans	430,085	(26,496,570)
Proceeds from issuance of bonds	63,400,000	34,300,000
Repayment of bonds	(52,560,000)	(5,250,000)
Proceeds from long-term bank loans	7,626,900	23,442,000
Repayment of long-term bank loans	(2,157,500)	(1,659,722)
Payments for transaction costs attributable to the issuance of bonds	(83,646)	(35,681)
Treasury stock acquired	-	(3,089,177)
Repayment of the principal portion of lease liabilities	(2,612,337)	(2,212,890)
Interest paid	(13,778,562)	(12,804,370)
Guarantee deposits received	3,000	2,573
Guarantee deposits refunded	(44,383)	(36,155)
Cash dividends	(337,116,122)	(259,320,708)
Disposal of ownership interests in subsidiaries (without losing control)	-	1,021
Increase in non-controlling interests	4,233,246	7,591,192

Net cash used in financing activities	(332,659,319)	(245,568,487)
		(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of New Taiwan Dollars)

	Nine Months Ended September 30
	2025	2024

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$(95,241,828)	$13,873,746

NET INCREASE IN CASH AND CASH EQUIVALENTS	343,132,341	421,352,802

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	2,127,627,043	1,465,427,753

CASH AND CASH EQUIVALENTS, END OF PERIOD	$2,470,759,384	$1,886,780,555

The accompanying notes are an integral part of the consolidated financial statements.		(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED September 30, 2025 and 2024 (Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
1. GENERAL
Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.
On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).
The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities of TSMC’s subsidiaries are described in Note 4.
2. THE AUTHORIZATION OF FINANCIAL STATEMENTS
The accompanying consolidated financial statements were approved and authorized for issue by the Board of Directors on November 11, 2025.
3.APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING
STANDARDS
a.Initial application of the amendments to the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) (collectively, “IFRS Accounting Standards”) endorsed and issued into effect by the Financial Supervisory Commission (FSC)
The initial application of the amendments to the IFRS Accounting Standards endorsed and issued into effect by the FSC did not have a material impact on the accounting policies of TSMC and its subsidiaries (collectively as the “Company”).
b.The IFRS Accounting Standards issued by International Accounting Standards Board (IASB) and endorsed by the FSC with effective date starting 2026

New, Amended and Revised Standards and Interpretations	Effective Date Issued by IASB

Amendments to IFRS 9 and IFRS 7 “Amendments to the Classification and Measurement of Financial Instruments” - the amendments to the application guidance of classification of financial assets	January 1, 2026
Annual Improvements to IFRS Accounting Standards - Volume 11	January 1, 2026
Amendments to IFRS 9 and IFRS 7 “Contracts Referencing Nature-dependent Electricity”	January 1, 2026

c.The IFRS Accounting Standards issued by IASB, but not yet endorsed and issued into effect by the FSC

New, Amended and Revised Standards and Interpretations	Effective Date Issued by IASB

Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
IFRS 18 “Presentation and Disclosure in Financial Statements”	January 1, 2027 (Note)
Note : On September 25, 2025, the FSC announced that IFRS 18 will take effect starting from January 1, 2028. Domestic entities could elect to apply IFRS 18 for an earlier period after the endorsement of IFRS 18 by the FSC.
IFRS 18 “Presentation and Disclosure in Financial Statements”
IFRS 18 will supersede IAS 1“Presentation of Financial Statements”. The main changes comprise:
•Items of income and expenses included in the statement of profit or loss shall be classified into the operating, investing, financing, income taxes and discontinued operations categories.
•The statement of profit or loss shall present totals and subtotals for operating profit or loss, profit or loss before financing and income taxes and profit or loss.
•Provides guidance to enhance the requirements of aggregation and disaggregation: The Company shall identify the assets, liabilities, equity, income, expenses and cash flows that arise from individual transactions or other events and shall classify and aggregate them into groups based on shared characteristics, so as to result in the presentation in the primary financial statements of line items that have at least one similar characteristic. The Company shall disaggregate items with dissimilar characteristics in the primary financial statements and in the notes. The Company labels items as“other” only if it cannot find a more informative label.
Except for the above impact, as of the date the accompanying consolidated financial statements were issued, the Company continues in evaluating other impacts of the above amended standards and on its financial position and financial performance from the initial adoption of the aforementioned standards or interpretations and related applicable period. The related impact will be disclosed when the Company completes its evaluation.
4. SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION
Except for the following, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2024.
For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.
Statement of Compliance
The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and IAS 34, “Interim

Financial Reporting,” endorsed and issued into effect by the FSC. The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements prepared under the IFRS Accounting Standards endorsed and issued into effect by the FSC (collectively, the “Taiwan-IFRS Accounting Standards”).
Basis of Consolidation
The basis of preparation and the basis for the consolidated financial statements
The basis of preparation and the basis for the consolidated financial statements applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2024.
The subsidiaries in the consolidated financial statements
The detail information of the subsidiaries at the end of reporting period was as follows:

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	September 30, 2025	December 31, 2024	September 30, 2024	Note

TSMC	TSMC North America	Sales and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	100%	100%	100%	-
	TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	100%	100%	100%	a)
	TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Design Technology Japan, Inc. (TSMC JDC)	Engineering support activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Japan 3DIC R&D Center, Inc. (TSMC 3DIC)	Engineering support activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	100%	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities	Tortola, British Virgin Islands	100%	100%	100%	-
	TSMC Global Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	100%	-
	TSMC China Company Limited (TSMC China)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	100%	100%	100%	-
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	100%	100%	100%	-
	VisEra Technologies Company Ltd. (VisEra Tech)	Research, design, development, manufacturing, sales, packaging and test of color filter	Hsinchu, Taiwan	67%	67%	67%	-
	TSMC Arizona Corporation (TSMC Arizona)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Phoenix, Arizona, U.S.A.	100%	100%	100%	-
	Japan Advanced Semiconductor Manufacturing, Inc. (JASM)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Kumamoto, Japan	73%	73%	73%	-
	European Semiconductor Manufacturing Company (ESMC) GmbH (ESMC)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Dresden, Germany	70%	70%	70%	-
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in technology start-up companies	Cayman Islands	-	98%	98%	b), c)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in technology start-up companies	Cayman Islands	-	98%	98%	b), c)
	Emerging Fund, L.P. (Emerging Fund)	Investing in technology start-up companies	Cayman Islands	99.9%	99.9%	99.9%	b)
						(Continued)

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	September 30, 2025	December 31, 2024	September 30, 2024	Note

TSMC Partners	TSMC Development, Inc. (TSMC Development)	Investing in companies involved in semiconductor manufacturing	Delaware, U.S.A.	100%	100%	100%	-
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	100%	a)
VTAF III	Growth Fund Limited (Growth Fund)	Investing in technology start-up companies	Cayman Islands	-	100%	100%	b), c)
TSMC Development	TSMC Washington, LLC (TSMC Washington)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	100%	-
						(Concluded)
Note a:    This is an immaterial subsidiary for which the consolidated financial statements are neither reviewed nor audited by the Company’s independent auditors.
Note b:    This is an immaterial subsidiary for which the consolidated financial statements for the year ended, are audited by the Company’s independent auditors.
Note c:    VTAF II/VTAF III and the Growth Fund have completed the liquidation procedures respectively in the first quarter and the second quarter of 2025.
Retirement Benefits
Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.
Taxation
Income tax expense represents the sum of the tax currently payable and deferred tax. The interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.
5. MATERIAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY
The same material accounting judgments and key sources of estimates and uncertainty have been followed in these consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2024.
6. CASH AND CASH EQUIVALENTS

	September 30, 2025	December 31, 2024	September 30, 2024

Cash and deposits in banks	$2,465,848,661	$2,120,674,818	$1,879,710,837
Government bonds/Agency bonds	1,905,441	-	-
Money market funds	1,829,838	2,826,701	4,455,181
Repurchase agreements	1,175,444	2,126,975	2,614,537
Commercial paper	-	1,998,549	-

	$2,470,759,384	$2,127,627,043	$1,886,780,555
Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30, 2025	December 31, 2024	September 30, 2024

Financial assets

Mandatorily measured at FVTPL
Convertible preferred stocks	$13,213,676	$14,181,839	$13,692,780
Mutual funds	1,166,321	886,931	775,317
Simple agreement for future equity	122,124	131,072	126,552
Forward exchange contracts	20,955	207,700	971,386

	14,523,076	15,407,542	15,566,035

Current	$20,955	$207,700	$971,386
Noncurrent	14,502,121	15,199,842	14,594,649

	$14,523,076	$15,407,542	$15,566,035

Financial liabilities

Held for trading
Forward exchange contracts	$1,184,622	$466,539	$34,277
The Company entered into forward exchange contracts to manage exposures due to fluctuations of foreign exchange rates. These forward exchange contracts did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for these forward exchange contracts.
Outstanding forward exchange contracts consisted of the following:

		Contract Amount
	Maturity Date	(In Thousands)

September 30, 2025

Sell US$	October 2025 to December 2025	US$	7,355,500
Sell JPY	October 2025	JPY	19,774,990

December 31, 2024

Sell US$	January 2025 to March 2025	US$	3,331,445
Sell JPY	January 2025	JPY	45,233,963

September 30, 2024

Sell NT$	October 2024 to November 2024	NT$	5,984,214
Sell US$	October 2024 to December 2024	US$	2,608,500

8. FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	September 30, 2025	December 31, 2024	September 30, 2024

Investments in debt instruments at FVTOCI
Corporate bonds	$85,961,547	$108,612,082	$106,675,983
Agency mortgage-backed securities	47,912,969	46,611,373	43,708,974
Government bonds/Agency bonds	23,585,011	20,645,877	20,873,108
Asset-backed securities	9,345,202	11,490,511	11,539,314
	166,804,729	187,359,843	182,797,379
Investments in equity instruments at FVTOCI
Non-publicly traded equity investments	8,365,833	7,822,884	7,502,973
Publicly traded stocks	4,948,873	4,842,814	6,851,935
	13,314,706	12,665,698	14,354,908

	$180,119,435	$200,025,541	$197,152,287

Current	$171,753,602	$192,202,657	$189,649,314
Noncurrent	8,365,833	7,822,884	7,502,973

	$180,119,435	$200,025,541	$197,152,287
These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as FVTOCI. For dividends recognized from these investments, please refer to consolidated statements of cash flows. All of the dividends are mainly from investments held at the end of the reporting period.
For the nine months ended September 30, 2025 and 2024, as the Company adjusted its investment portfolio, equity investments designated at FVTOCI were divested for NT$291,852 thousand and NT$3,486,190 thousand, respectively. The related other equity-unrealized gain/loss on financial assets at FVTOCI of NT$159,203 thousand and NT$2,008,432 thousand were transferred to increase retained earnings, respectively.
As of September 30, 2025 and 2024, the cumulative loss allowance for expected credit loss of NT$43,420 thousand and NT$61,721 thousand was recognized under investments in debt instruments at FVTOCI, respectively. Refer to Note 30 for information relating to the credit risk management and expected credit loss.
9. FINANCIAL ASSETS AT AMORTIZED COST

	September 30, 2025	December 31, 2024	September 30, 2024

Corporate bonds	$190,907,285	$172,091,958	$137,366,565
Government bonds/Agency bonds	4,088,441	4,379,527	4,225,749
Commercial paper	3,727,099	14,221,737	22,978,287
Less: Allowance for impairment loss	(108,266)	(125,358)	(106,442)

	$198,614,559	$190,567,864	$164,464,159
			(Continued)

	September 30, 2025	December 31, 2024	September 30, 2024

Current	$108,521,394	$101,971,322	$90,197,355
Noncurrent	90,093,165	88,596,542	74,266,804

	$198,614,559	$190,567,864	$164,464,159
			(Concluded)
Refer to Note 30 for information relating to credit risk management and expected credit loss for financial assets at amortized cost.
10. HEDGING FINANCIAL INSTRUMENTS

	September 30, 2025	December 31, 2024	September 30, 2024
Financial assets - current

Fair value hedges
Interest rate futures contracts	$1,333	$10,959	$1,079

Financial liabilities - current

Fair value hedges
Interest rate futures contracts	$2,868	$-	$1,875
Fair value hedge
The Company entered into interest rate futures contracts, which are used to partially hedge against the fair value changes caused by interest rate fluctuation in the Company’s fixed income investments. The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%.
On the basis of economic relationships, the value of the interest rate futures contracts and the value of the hedged financial assets change in opposite directions in response to movements in interest rates.
The main source of hedge ineffectiveness in these hedging relationships is the credit risk of the hedged financial assets, which is not reflected in the fair value of the interest rate futures contracts. No other sources of ineffectiveness emerged from these hedging relationships during the hedging period. Amount of hedge ineffectiveness recognized in profit or loss is classified under other gains and losses, net.
The following tables summarize the information relating to the hedges of interest rate risks.
September 30, 2025

Hedging Instruments	Contract Amount (US$ in Thousands)		Maturity

Interest rate futures contracts - US Treasury futures	US$	21,100	December 2025

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$1,349,734	$1,535
December 31, 2024

Hedging Instruments	Contract Amount (US$ in Thousands)		Maturity

Interest rate futures contracts - US Treasury futures	US$	40,400	March 2025

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$3,129,235	$(10,959)
September 30, 2024

Hedging Instruments	Contract Amount (US$ in Thousands)		Maturity

Interest rate futures contracts - US Treasury futures	US$	48,300	December 2024

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$3,881,468	$796
The effect for the nine months ended September 30, 2025 and 2024 is detailed below:

	Change in Value Used for Calculating Hedge Ineffectiveness
	Nine Months Ended September 30
Hedging Instruments/Hedged Items	2025	2024

Hedging Instruments
Interest rate futures contracts - US Treasury futures	$(43,015)	$72,897
Hedged Items
Financial assets at FVTOCI	43,015	(72,897)

	$-	$-

Cash flow hedge
The Company has designated the bank deposits denominated in foreign currency and entered into forward contracts to partially hedge foreign exchange rate risks associated with certain highly probable forecast transactions (capital expenditures). The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%. The forward contracts and foreign currency deposits have maturities of 12 months or less.
On the basis of economic relationships, the Company expects that the value of forward contracts and the foreign currency deposits will move in opposite directions to the value of hedged transactions in response to foreign exchange rates movements.
The main source of hedge ineffectiveness in these hedging relationships is driven by the effect of the counterparty’s own credit risk on the fair value of foreign currency deposits. No other sources of ineffectiveness have emerged from these hedging relationships during the hedging period. Refer to Note 19 (d) for gain or loss arising from changes in the fair value of hedging instruments and hedged item affects profit or loss, and the amount transferred to initial carrying amount of hedged items.
The effect for the nine months ended September 30, 2025 and 2024 is detailed below:

Hedging Instruments/Hedged Items	Change in Value Used for Calculating Hedge Ineffectiveness
	Nine Months Ended September 30
	2025	2024
Hedging Instruments
Forward exchange contracts	$-	$5,042
Foreign currency deposits	$(31,030)	$-

Hedged Items
Forecast transaction (capital expenditures)	$31,030	$(5,042)
Hedges of net investments in foreign operations
TSMC has designated the bank loans denominated in foreign currency as a hedge of net investments in foreign operations to manage its foreign currency risk arising from investment in overseas subsidiaries.
The main source of hedge ineffectiveness in these hedging relationships is driven by the material difference between the notional amount of bank loans denominated in foreign currency and the net investment in foreign operations. No other sources of ineffectiveness have emerged from these hedging relationships during the hedging period. Refer to Note 19 (d) for gain or loss arising from changes in the fair value of hedging instruments.
The effect for the nine months ended September 30, 2025 and 2024 is detailed below:

	Change in Value Used for Calculating Hedge Ineffectiveness
	Nine Months Ended September 30
Hedging Instruments/Hedged Items	2025	2024

Hedging Instruments
Bank loans	$430,085	$793,830

Hedged Items
Net investments in foreign operations	$(430,085)	$(793,830)
11. NOTES AND ACCOUNTS RECEIVABLE, NET

	September 30, 2025	December 31, 2024	September 30, 2024

At amortized cost
Notes and accounts receivable	$298,433,599	$265,223,660	$244,095,134
Less: Loss allowance	(522,987)	(453,009)	(496,026)
	297,910,612	264,770,651	243,599,108
At FVTOCI	7,566,884	5,912,584	5,971,465

	$305,477,496	$270,683,235	$249,570,573
The Company signed a contract with the bank to sell certain accounts receivable without recourse and transaction cost required. These accounts receivable are classified as at FVTOCI because they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.
In principle, the payment term granted to customers is due 30 days from the invoice date or 15 days from the end of the month when the invoice is issued. Aside from recognizing impairment loss for credit-impaired accounts receivable, the Company recognizes loss allowance based on the expected credit loss ratio of customers by different risk levels with consideration of factors of historical loss ratios and customers’ financial conditions, competitiveness and business outlook. For accounts receivable past due over 90 days without collaterals or guarantees, the Company recognizes loss allowance at full amount.
Aging analysis of notes and accounts receivable

	September 30, 2025	December 31, 2024	September 30, 2024

Not past due	$293,721,132	$255,669,647	$236,368,821
Past due
Past due within 30 days	12,278,981	15,464,122	13,695,921
Past due over 31 days	370	2,475	1,857
Less: Loss allowance	(522,987)	(453,009)	(496,026)

	$305,477,496	$270,683,235	$249,570,573
All of the Company’s accounts receivable classified as at FVTOCI were not past due.

Movements of the loss allowance for accounts receivable

	Nine Months Ended September 30
	2025	2024

Balance, beginning of period	$453,009	$531,554
Provision (Reversal)	70,017	(35,578)
Effect of exchange rate changes	(39)	50

Balance, end of period	$522,987	$496,026
For the nine months ended September 30, 2025 and 2024, the changes in loss allowance were mainly due to the variations in the balance of accounts receivable of different risk levels.
12. INVENTORIES

	September 30, 2025	December 31, 2024	September 30, 2024

Finished goods	$32,716,509	$35,177,009	$34,782,721
Work in process	183,297,640	181,198,808	190,951,410
Raw materials	46,789,075	46,449,249	43,402,647
Supplies and spare parts	25,885,839	25,043,744	23,747,152

	$288,689,063	$287,868,810	$292,883,930
Write-down of inventories to net realizable value (excluding earthquake losses) and reversal of write-down of inventories resulting from the increase in net realizable value were included in the cost of revenue, which were as follows. Please refer to related earthquake losses in Note 34.

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Net inventory losses (reversal of write-down of inventories)	$707,417	$137,620	$3,337,782	$(1,898,656)
13. INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD
Associates consisted of the following:

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	September 30, 2025	December 31, 2024	September 30, 2024	September 30, 2025	December 31, 2024	September 30, 2024

Vanguard International Semiconductor Corporation (VIS)	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$17,386,164	$18,300,373	$13,105,023	28%	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and sales of integrated circuits and other semiconductor devices	Singapore	$11,682,245	$11,387,185	$10,713,507	39%	39%	39%
							(Continued)

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	September 30, 2025	December 31, 2024	September 30, 2024	September 30, 2025	December 31, 2024	September 30, 2024

Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	$4,287,621	$4,220,609	$4,028,681	41%	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	2,660,385	3,512,938	3,120,705	35%	35%	35%

			$36,016,415	$37,421,105	$30,967,916
							(Concluded)
The Company increased its investment in VIS for the amount of NT$3,738,753 thousand in 2024.
The market prices of the associates’ ownership held by the Company in publicly traded stocks calculated by the closing price are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	September 30, 2025	December 31, 2024	September 30, 2024

GUC	$62,561,731	$63,495,488	$51,356,645
VIS	$51,684,351	$50,620,261	$48,047,132
Xintec	$15,968,956	$22,033,821	$22,868,436
14. PROPERTY, PLANT AND EQUIPMENT

	September 30, 2025	December 31, 2024	September 30, 2024

Assets used by the Company	$3,498,121,683	$3,234,778,389	$3,071,391,628
Assets subject to operating leases	1,219,078	201,681	207,699

	$3,499,340,761	$3,234,980,070	$3,071,599,327
Assets used by the Company

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2025	$13,054,161	$959,133,864	$5,852,202,689	$105,434,750	$1,080,284,237	$8,010,109,701
Additions	140,379	243,974,901	378,504,685	16,727,174	185,398,611	824,745,750
Disposals or retirements	-	(106,771)	(34,071,281)	(1,295,584)	-	(35,473,636)
Transfers to assets subject to operating leases	-	(1,181,470)	-	-	-	(1,181,470)
Effect of exchange rate changes	(125,157)	(19,743,628)	(26,104,559)	(942,459)	(6,584,796)	(53,500,599)

Balance at September 30, 2025	$13,069,383	$1,182,076,896	$6,170,531,534	$119,923,881	$1,259,098,052	$8,744,699,746

					(Continued)

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Accumulated depreciation and impairment

Balance at January 1, 2025	$608,531	$440,369,241	$4,262,882,850	$70,679,950	$790,740	$4,775,331,312
Additions	14,845	52,758,706	453,415,862	10,370,450	-	516,559,863
Disposals or retirements	-	(80,177)	(32,188,216)	(1,289,887)	-	(33,558,280)
Transfers to assets subject to operating leases	-	(127,932)	-	-	-	(127,932)
Impairment	-	1,459	1,670,522	-	-	1,671,981
Effect of exchange rate changes	(41,876)	(1,829,773)	(11,124,107)	(303,125)	-	(13,298,881)

Balance at September 30, 2025	$581,500	$491,091,524	$4,674,656,911	$79,457,388	$790,740	$5,246,578,063

Carrying amounts at January 1, 2025	$12,445,630	$518,764,623	$1,589,319,839	$34,754,800	$1,079,493,497	$3,234,778,389
Carrying amounts at September 30, 2025	$12,487,883	$690,985,372	$1,495,874,623	$40,466,493	$1,258,307,312	$3,498,121,683

Cost

Balance at January 1, 2024	$7,621,997	$817,822,975	$5,384,985,648	$99,825,084	$908,289,751	$7,218,545,455
Additions	5,484,191	48,758,424	377,421,855	8,643,558	35,057,655	475,365,683
Disposals or retirements	(278,309)	(91,915)	(26,826,751)	(7,421,476)	-	(34,618,451)
Transfers from assets subject to operating leases	-	-	39,825	-	-	39,825
Transfers to assets subject to operating leases	-	(197,752)	-	-	-	(197,752)
Effect of exchange rate changes	312,178	1,909,176	10,202,055	249,669	14,508,576	27,181,654

Balance at September 30, 2024	$13,140,057	$868,200,908	$5,745,822,632	$101,296,835	$957,855,982	$7,686,316,414

Accumulated depreciation and impairment

Balance at January 1, 2024	$558,074	$387,013,911	$3,699,008,492	$66,749,979	$790,740	$4,154,121,196
Additions	8,647	38,602,180	435,226,444	8,941,089	-	482,778,360
Disposals or retirements	-	(89,743)	(24,295,865)	(7,420,365)	-	(31,805,973)
Transfers from assets subject to operating leases	-	-	37,614	-	-	37,614
Transfers to assets subject to operating leases	-	(14,367)	-	-	-	(14,367)
Impairment	-	47,539	1,102,946	-	-	1,150,485
Effect of exchange rate changes	15,996	1,110,773	7,357,006	173,696	-	8,657,471

Balance at September 30, 2024	$582,717	$426,670,293	$4,118,436,637	$68,444,399	$790,740	$4,614,924,786

Carrying amounts at January 1, 2024	$7,063,923	$430,809,064	$1,685,977,156	$33,075,105	$907,499,011	$3,064,424,259
Carrying amounts at September 30, 2024	$12,557,340	$441,530,615	$1,627,385,995	$32,852,436	$957,065,242	$3,071,391,628

					(Concluded)
The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

In the first quarter of 2025 and second quarter of 2024, the Company recognized an impairment loss due to partial plant facilities and machinery and equipment damage caused by an earthquake, which rendered them unusable. Please refer to the related earthquake losses in Note 34.
In the second quarter of 2025, the Company recognized an impairment loss for certain machinery and equipment, which was assessed to have no future use and a recoverable amount of nil. This impairment loss was recorded under other operating income and expenses.
Information about capitalized interest is set out in Note 22.
15. LEASE ARRANGEMENTS
a.Right-of-use assets

	September 30, 2025	December 31, 2024	September 30, 2024

Carrying amounts

Land	$39,249,022	$36,980,971	$36,725,766
Buildings	3,977,997	3,103,902	2,929,760
Office equipment	41,837	43,518	43,223

	$43,268,856	$40,128,391	$39,698,749

	Nine Months Ended September 30
	2025	2024

Additions to right-of-use assets	$7,306,149	$3,214,068

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024

Depreciation of right-of-use assets
Land	$780,747	$639,841	$2,199,872	$1,874,273
Buildings	326,573	242,627	891,618	846,997
Office equipment	5,805	5,822	17,211	17,716

	$1,113,125	$888,290	$3,108,701	$2,738,986

b.Lease liabilities

	September 30, 2025	December 31, 2024	September 30, 2024

Carrying amounts

Current portion (classified under accrued expenses and other current liabilities)	$3,651,294	$3,049,032	$2,899,784
Noncurrent portion	30,978,996	28,755,342	28,208,721

	$34,630,290	$31,804,374	$31,108,505
Ranges of discount rates for lease liabilities are as follows:

	September 30, 2025	December 31, 2024	September 30, 2024

Land	0.39%-3.30%	0.39%-2.30%	0.39%-2.30%
Buildings	0.40%-6.52%	0.40%-6.52%	0.40%-6.52%
Office equipment	0.28%-6.46%	0.28%-6.46%	0.28%-6.45%
c.Material terms of right-of-use assets
The Company leases land and buildings mainly for the use of plants and offices with lease terms of 1 to 36 years. The lease contracts for land located in the R.O.C. specify that lease payments will be adjusted every 2 years on the basis of changes in announced land value prices. The Company does not have purchase options to acquire the leasehold land and buildings at the end of the lease terms.
d.Other lease information

	Nine Months Ended September 30
	2025	2024

Total cash outflow for leases	$3,150,723	$2,613,735
16. INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2025	$6,070,864	$28,566,518	$53,279,044	$13,133,519	$101,049,945
Additions	-	840,059	4,837,781	300,521	5,978,361
Disposals or retirements	-	(82,470)	(633,847)	(74,922)	(791,239)
Effect of exchange rate changes	(303,756)	(2,119)	(67,726)	(8,572)	(382,173)

Balance at September 30, 2025	$5,767,108	$29,321,988	$57,415,252	$13,350,546	$105,854,894

				(Continued)

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Accumulated amortization and impairment

Balance at January 1, 2025	$-	$23,186,748	$40,100,685	$11,479,992	$74,767,425
Additions	-	1,055,555	4,771,901	452,099	6,279,555
Disposals or retirements	-	(82,470)	(631,776)	-	(714,246)
Effect of exchange rate changes	-	(2,119)	(30,994)	(2,775)	(35,888)

Balance at September 30, 2025	$-	$24,157,714	$44,209,816	$11,929,316	$80,296,846

Carrying amounts at January 1, 2025	$6,070,864	$5,379,770	$13,178,359	$1,653,527	$26,282,520
Carrying amounts at September 30, 2025	$5,767,108	$5,164,274	$13,205,436	$1,421,230	$25,558,048

Cost

Balance at January 1, 2024	$5,796,438	$26,221,351	$49,317,031	$12,347,434	$93,682,254
Additions	-	764,988	4,424,018	949,425	6,138,431
Disposals or retirements	-	(32,460)	(4,420,290)	(202,681)	(4,655,431)
Effect of exchange rate changes	120,986	585	54,399	19,900	195,870

Balance at September 30, 2024	$5,917,424	$26,954,464	$49,375,158	$13,114,078	$95,361,124

Accumulated amortization and impairment

Balance at January 1, 2024	$-	$20,490,070	$39,846,671	$10,578,769	$70,915,510
Additions	-	2,078,442	4,068,778	729,547	6,876,767
Disposals or retirements	-	(32,460)	(4,420,290)	(102,000)	(4,554,750)
Effect of exchange rate changes	-	488	22,532	17,546	40,566

Balance at September 30, 2024	$-	$22,536,540	$39,517,691	$11,223,862	$73,278,093

Carrying amounts at January 1, 2024	$5,796,438	$5,731,281	$9,470,360	$1,768,665	$22,766,744
Carrying amounts at September 30, 2024	$5,917,424	$4,417,924	$9,857,467	$1,890,216	$22,083,031
				(Concluded)
The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 9.3% in its test of impairment as of December 31, 2024 to reflect the relevant specific risk in the cash-generating unit.

17. BONDS PAYABLE

	September 30, 2025	December 31, 2024	September 30, 2024

Domestic unsecured bonds	$514,812,000	$478,536,000	$478,026,000
Overseas unsecured bonds	442,699,500	507,904,000	490,389,000
Less: Discounts on bonds payable	(2,318,688)	(2,687,615)	(2,699,763)
Less: Current portion	(74,760,057)	(57,147,879)	(56,011,649)

	$880,432,755	$926,604,506	$909,703,588
The Company issued domestic unsecured bonds for the nine months ended September 30, 2025. The major terms are as follows:

Issuance	Tranche	Issuance Period	Total Issue Amount	Coupon Rate	Repayment and Interest Payment

NT$ unsecured bonds

114-1 (Green bond)	A	March 2025 to March 2030	$12,000,000	1.90%	Bullet repayment; interest payable annually
	B	March 2025 to March 2035	7,200,000	2.05%	The same as above
114-2 (Green bond)	A	June 2025 to June 2030	12,500,000	1.92%	The same as above
	B	June 2025 to June 2035	1,600,000	2.05%	The same as above
114-3 (Green bond)	A	July 2025 to July 2030	8,300,000	1.92%	The same as above
	B	July 2025 to July 2035	4,000,000	2.05%	The same as above
114-4	A	September 2025 to September 2030	13,800,000	1.66%	The same as above
	B (Green bond)	September 2025 to September 2035	4,000,000	1.73%	The same as above

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Issue Amount (US$ in Thousands)		Coupon Rate	Repayment and Interest Payment

September 2020 to September 2025	US$	1,000,000	0.75%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
September 2020 to September 2027	750,000		1.00%	The same as above
September 2020 to September 2030	1,250,000		1.375%	The same as above
April 2021 to April 2026	1,100,000		1.25%	The same as above
April 2021 to April 2028	900,000		1.75%	The same as above
April 2021 to April 2031	1,500,000		2.25%	The same as above
October 2021 to October 2026	1,250,000		1.75%	The same as above
October 2021 to October 2031	1,250,000		2.50%	The same as above
October 2021 to October 2041	1,000,000		3.125%	The same as above
October 2021 to October 2051	1,000,000		3.25%	The same as above
April 2022 to April 2027	1,000,000		3.875%	The same as above
April 2022 to April 2029	500,000		4.125%	The same as above
April 2022 to April 2032	1,000,000		4.25%	The same as above
April 2022 to April 2052	1,000,000		4.50%	The same as above
July 2022 to July 2027	400,000		4.375%	The same as above
July 2022 to July 2032	600,000		4.625%	The same as above

18. LONG-TERM BANK LOANS

	September 30, 2025	December 31, 2024	September 30, 2024

NT$ unsecured loans	$2,253,334	$4,410,833	$5,046,667
JPY unsecured loans	37,008,000	30,124,800	24,219,800
Less: Discounts on government grants	(277)	(1,247)	(13,456)
Less: Current portion	(1,465,556)	(2,710,000)	(2,793,334)

	$37,795,501	$31,824,386	$26,459,677
Loan content
Annual interest rate	0.78%-1.78%	0.13%-1.78%	0.13%-1.48%
Maturity date	Due by December 2030	Due by December 2030	Due by December 2030
The long-term bank loans of the Company are used for plants setup, procurement of machinery and equipment, and operating capital. The partial long-term bank loans are with preferential interest rates subsidized by the government, and the loans are used to fund capital expenditure qualifying for the subsidy.
The Company is required to maintain certain financial covenants during the borrowing period, including the annual equity of the subsidiary receiving the partial loan not to fall below a specific amount; its debt-to-equity ratio must not exceed a certain ratio; and the ratio of the Company’s annual debt to earnings before interest, taxes, depreciation, and amortization (EBITDA) not to exceed a certain multiple.
19. EQUITY
a.Capital stock

	September 30, 2025	December 31, 2024	September 30, 2024

Authorized shares (in thousands)	28,050,000	28,050,000	28,050,000
Authorized capital	$280,500,000	$280,500,000	$280,500,000
Issued and paid shares (in thousands)	25,932,615	25,932,733	25,932,733
Shares awaiting retirement (in thousands)	(91)	-	-
Capital stock (in thousands)	25,932,524	25,932,733	25,932,733
Issued capital	$259,326,155	$259,327,332	$259,327,332
Share capital awaiting retirement	(910)	-	-
Capital stock	$259,325,245	$259,327,332	$259,327,332
The par value of issued common shares is NT$10 per share. A holder of common shares has one vote for each common share and is entitled to receive dividends.
The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.
On September 1, 2024 and March 1, 2024, TSMC issued employee restricted stock awards (RSAs) for its employees in a total of 2,353 thousand shares and 2,960 thousand shares, respectively, with a par value of NT$10 per share. The aforementioned issuance of new shares was approved by the relevant authority and the registration has been completed.

During the third quarter of 2025, TSMC reclaimed 91 thousand employee restricted shares which were unvested (classified under share capital awaiting retirement). On November 11, 2025, TSMC’s Board of Directors resolved to cancel the aforementioned shares.
During the first quarter of 2025 and 2024, TSMC reclaimed 118 thousand and 1,402 thousand employee restricted shares, respectively, that were unvested. On May 13, 2025 and June 5, 2024, TSMC’s Board of Directors resolved to cancel the aforementioned shares. Subsequently, TSMC completed the registration for share cancellation. Refer to Note 26 for information on RSAs.
On August 13, 2024, TSMC’s Board of Directors resolved to cancel 3,249 thousand treasury shares. Refer to Note 19(e) for further information.
As of September 30, 2025, TSMC’s total issued and outstanding ADSs were 1,062,719 thousand units, representing 5,313,593 thousand common shares.
b.Capital surplus
The categories of uses and the sources of capital surplus based on regulations were as follows:

	September 30, 2025	December 31, 2024	September 30, 2024

May be used to offset a deficit, distributed as cash dividends, or transferred to share capital

Additional paid-in capital	$26,343,550	$24,809,704	$24,809,704
From merger	22,800,434	22,800,434	22,800,434
From convertible bonds	8,891,257	8,891,257	8,891,257
From difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal	8,411,566	8,411,566	8,411,566
Donations - donated by shareholders	11,275	11,275	11,275

May only be used to offset a deficit

From share of changes in equities of subsidiaries	4,093,849	4,108,958	4,113,816
From share of changes in equities of associates	1,307,625	1,172,396	305,828
Donations - unclaimed dividend	78,976	78,976	70,093

May not be used for any purpose

Employee restricted shares	1,422,581	2,976,199	2,976,199

	$73,361,113	$73,260,765	$72,390,172
If such capital surplus is distributed as transferred to share capital, it is limited to a certain percentage of the Company’s paid-in capital each year.

c.Retained earnings and dividend policy
TSMC’s Articles of Incorporation provide that, earnings distribution may be made on a quarterly basis after the close of each quarter. Distribution of earnings by way of cash dividends should be approved by TSMC’s Board of Directors and reported to TSMC’s shareholders in its meeting. When allocating earnings, TSMC shall first estimate and reserve the taxes to be paid, offset its losses, set aside a legal capital reserve at 10% of the remaining earnings (until the accumulated legal capital reserve equals TSMC’s paid-in capital), then set aside a special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge. Any balance left over shall be allocated according to relevant laws and TSMC’s Articles of Incorporation.
TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of earnings shall be made preferably by way of cash dividend. Distribution of earnings may also be made by way of stock dividend, provided that the ratio for stock dividend shall not exceed 50% of the total distribution.
The legal capital reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.
Pursuant to existing regulations, the Company is required to set aside an additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of the foreign currency translation reserve, the effectiveness of hedges of net investments in foreign operations, unrealized valuation gain or loss from fair value through other comprehensive income financial assets, gain or loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.
The appropriations of 2025, 2024 and 2023 quarterly earnings have been approved by TSMC’s Board of Directors in its meeting, respectively. The appropriations and cash dividends per share were as follows:

	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2025	of 2025	of 2025
Board of Directors in its	November 11,	August 12,	May 13,
meeting	2025	2025	2025

Special capital reserve	$(94,270,352)	$181,554,848	$-
Cash dividends to shareholders	$155,595,147	$129,662,913	$129,663,078
Cash dividends per share (NT$)	$6.00	$5.00	$5.00

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2024	of 2024	of 2024	of 2024
Board of Directors in its	February 12,	November 12,	August 13,	May 10,
meeting	2025	2024	2024	2024

Special capital reserve	$-	$-	$-	$(28,020,822)
Cash dividends to shareholders	$116,697,300	$116,697,300	$103,721,521	$103,734,517
Cash dividends per share (NT$)	$4.50	$4.50	$4.00	$4.00

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2023	of 2023	of 2023	of 2023
Board of Directors in its	February 6,	November 14,	August 8,	May 9,
meeting	2024	2023	2023	2023

Special capital reserve	$28,020,822	$(17,228,363)	$(6,365,562)	$3,273,452
Cash dividends to shareholders	$90,762,248	$90,762,248	$77,796,213	$77,796,213
Cash dividends per share (NT$)	$3.50	$3.50	$3.00	$3.00
The quarterly cash dividends per share is affected by the subsequent number of outstanding ordinary shares, the information of the actual payout is available at the Market Observation Post System website.
d.Others
Changes in others were as follows:

	Nine Months Ended September 30, 2025
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$40,262,995	$(1,160,176)	$1,310,307	$(1,708,079)	$38,705,047
Exchange differences arising on translation of foreign operations	(132,565,375)	-	-	-	(132,565,375)
Gain (loss) on hedging instruments designated as hedges of net investments in foreign operations	430,085	-	-	-	430,085
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	1,072,941	-	-	1,072,941
Debt instruments	-	3,959,541	-	-	3,959,541
Disposal of investments in equity instruments at FVTOCI	-	(159,203)	-	-	(159,203)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	99,615	-	-	99,615
Loss allowance adjustments from debt instruments	-	(16,245)	-	-	(16,245)
Gain (loss) arising on changes in the fair value of hedging instruments and hedged item affects profit or loss	-	-	(91,766)	-	(91,766)
Transferred to initial carrying amount of hedged items	-	-	12,223	-	12,223
Share-based payment expenses recognized	-	-	-	1,082,645	1,082,645
Share of other comprehensive income (loss) of associates	(339,802)	(119,010)	19,374	-	(439,438)

Balance, end of period	$(92,212,097)	$3,677,463	$1,250,138	$(625,434)	$(87,909,930)

	Nine Months Ended September 30, 2024
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$(25,316,769)	$(4,099,928)	$1,395,875	$(293,434)	$(28,314,256)
Exchange differences arising on translation of foreign operations	22,505,271	-	-	-	22,505,271
Gain (loss) on hedging instruments designated as hedges of net investments in foreign operations	793,830	-	-	-	793,830
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	4,604,652	-	-	4,604,652
Debt instruments	-	4,888,979	-	-	4,888,979
Disposal of investments in equity instruments at FVTOCI	-	(2,008,432)	-	-	(2,008,432)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	286,502	-	-	286,502
Loss allowance adjustments from debt instruments	-	13,079	-	-	13,079
Gain (loss) arising on changes in the fair value of hedging instruments and hedged item affects profit or loss	-	-	(54,666)	-	(54,666)
Transferred to initial carrying amount of hedged items	-	-	(9,626)	-	(9,626)
Issuance of employee restricted stock	-	-	-	(2,637,387)	(2,637,387)
Share-based payment expenses recognized	-	-	-	715,770	715,770
Share of other comprehensive income (loss) of associates	188,752	(48,484)	8,420	-	148,688
Income tax effect	-	(9,996)	-	-	(9,996)

Balance, end of period	$(1,828,916)	$3,626,372	$1,340,003	$(2,215,051)	$922,408
The aforementioned other equity includes the changes in other equities of TSMC and TSMC’s share of its subsidiaries and associates.
e.Treasury stock
For TSMC’s shareholders’ interests, TSMC’s Board of Directors approved a share buyback program on June 5, 2024 to repurchase 3,249 thousand shares. TSMC has completed this share buyback program during the second quarter of 2024. On August 13, 2024, TSMC’s Board of Directors resolved to cancel the 3,249 thousand shares and set September 1, 2024 as the record date for capital reduction. The registration for share cancellation was completed on September 11, 2024.
20. NET REVENUE
a.Disaggregation of revenue from contracts with customers

	Three Months Ended September 30		Nine Months Ended September 30
Product	2025	2024	2025	2024

Wafer	$860,962,390	$645,121,210	$2,370,425,365	$1,763,258,801
Others	128,955,928	114,570,933	392,538,486	262,587,720

	$989,918,318	$759,692,143	$2,762,963,851	$2,025,846,521

	Three Months Ended September 30		Nine Months Ended September 30
Geography	2025	2024	2025	2024

Taiwan	$75,824,352	$72,582,081	$215,874,263	$201,443,281
United States	745,326,314	497,682,699	2,071,977,068	1,310,631,705
China	77,406,656	92,849,486	226,957,819	254,781,394
Japan	40,579,110	40,162,106	111,762,957	112,382,966
Europe, the Middle East and Africa	32,339,528	27,310,571	86,572,534	74,295,603
Others	18,442,358	29,105,200	49,819,210	72,311,572

	$989,918,318	$759,692,143	$2,762,963,851	$2,025,846,521
The Company categorized the net revenue mainly based on the countries where the customers are headquartered.

	Three Months Ended September 30		Nine Months Ended September 30
Platform	2025	2024	2025	2024

High Performance Computing	$558,592,346	$389,309,409	$1,612,970,845	$1,015,474,913
Smartphone	296,745,654	257,495,611	780,316,588	705,071,120
Internet of Things	53,250,285	50,255,327	136,271,873	122,922,544
Automotive	50,586,157	35,671,522	136,643,620	101,556,018
Digital Consumer Electronics	12,023,942	11,404,721	38,573,991	37,261,882
Others	18,719,934	15,555,553	58,186,934	43,560,044

	$989,918,318	$759,692,143	$2,762,963,851	$2,025,846,521

	Three Months Ended September 30		Nine Months Ended September 30
Resolution	2025	2024	2025	2024

3-nanometer	$198,608,328	$129,922,709	$546,040,622	$265,482,929
5-nanometer	323,170,791	205,265,439	867,248,267	605,528,724
7-nanometer	117,257,604	110,118,632	334,505,513	311,614,860
16-nanometer	57,307,151	50,836,959	160,961,379	151,990,234
20-nanometer	1,293,465	671,100	3,109,111	3,147,487
28-nanometer	59,227,140	47,499,161	166,553,917	141,075,995
40/45-nanometer	26,220,755	29,856,699	71,751,921	84,557,230
65-nanometer	32,568,409	24,121,011	86,947,200	66,126,266
90-nanometer	5,554,045	5,217,346	15,672,205	16,322,736
0.11/0.13 micron	12,245,896	13,443,588	37,413,695	38,139,676
0.15/0.18 micron	22,707,019	23,941,303	65,878,572	67,669,341
0.25 micron and above	4,801,787	4,227,263	14,342,963	11,603,323

Wafer revenue	$860,962,390	$645,121,210	$2,370,425,365	$1,763,258,801

b.Contract balances

	September 30, 2025	December 31, 2024	September 30, 2024	January 1, 2024

Contract liabilities (classified under accrued expenses and other current liabilities)	$45,916,467	$89,435,361	$86,939,340	$52,736,430
The changes in the contract liability balances primarily result from the timing difference between the satisfaction of performance obligation and the customer’s payment.
The Company recognized revenue from the beginning balance of contract liability, which amounted to NT$3,693,898 thousand and NT$2,522,193 thousand for the three months ended September 30, 2025 and 2024, respectively; and NT$56,877,009 thousand and NT$51,163,255 thousand for the nine months ended September 30, 2025 and 2024, respectively.
c.Temporary receipts from customers

	September 30, 2025	December 31, 2024	September 30, 2024

Current portion (classified under accrued expenses and other current liabilities)	$165,676,003	$198,602,570	$188,664,298
Noncurrent portion (classified under other noncurrent liabilities)	57,623,053	92,499,262	79,332,925

	$223,299,056	$291,101,832	$267,997,223
The Company’s temporary receipts from customer are payments made by customers to the Company to retain the Company’s capacity. When the terms and conditions set forth in the agreements are subsequently satisfied, the treatment of temporary receipts, either by refund or by accounts receivable offsetting, will be determined by mutual consent.
21. INTEREST INCOME

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024

Interest income
Cash and cash equivalents	$22,078,267	$18,702,813	$63,307,303	$52,156,310
Financial assets at amortized cost	2,362,945	2,184,078	7,472,367	6,087,876
Financial assets at FVTOCI	1,739,133	1,714,763	5,451,985	4,695,873

	$26,180,345	$22,601,654	$76,231,655	$62,940,059

22. FINANCE COSTS

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024

Interest expense
Corporate bonds	$4,802,807	$4,885,516	$14,585,091	$14,394,417
Lease liabilities	116,483	92,551	335,371	277,012
Bank loans	87,925	47,208	277,415	97,255
Others	1,256	4,594	3,779	14,296
Less: Capitalized interest under property, plant and equipment	(2,049,903)	(2,394,079)	(5,874,719)	(6,810,795)

	$2,958,568	$2,635,790	$9,326,937	$7,972,185
Information about capitalized interest is as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024

Capitalization rate	1.32%-3.34%	1.32%-3.34%	1.32%-3.34%	1.20%-3.34%
23. OTHER GAINS AND LOSSES, NET

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024

Loss on disposal of financial assets, net
Investments in debt instruments at FVTOCI	$(16,770)	$(81,416)	$(99,615)	$(286,502)
Loss on disposal of subsidiaries	-	-	(167,986)	-
Gain (loss) on financial instruments at FVTPL, net
Mandatorily measured at FVTPL	(7,059,168)	1,702,731	993,558	(3,730,753)
Reversal of (provision for) expected credit loss of financial assets
Investments in debt instruments at FVTOCI	436	(3,472)	16,245	(13,079)
Financial assets at amortized cost	(174)	(13,041)	9,237	(22,189)
Other gains, net	272,135	45,601	379,655	293,500

	$(6,803,541)	$1,650,403	$1,131,094	$(3,759,023)

24. INCOME TAX
a.Income tax expense recognized in profit or loss
Income tax expense consisted of the following:

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024

Current income tax expense
Current tax expense recognized in the current period	$70,584,542	$59,666,969	$249,610,543	$167,602,133
Income tax adjustments on prior years	(66,165)	(108)	(13,944,735)	(7,142,581)
Other income tax adjustments	(41,717)	91,862	145,992	227,823
	70,476,660	59,758,723	235,811,800	160,687,375
Deferred income tax expense (benefit)
The origination and reversal of temporary differences	4,046,127	738,844	7,174,333	554,069
Operating loss carryforward	(909,126)	(1,390,885)	(3,667,941)	(2,163,684)
	3,137,001	(652,041)	3,506,392	(1,609,615)

Income tax expense recognized in profit or loss	$73,613,661	$59,106,682	$239,318,192	$159,077,760
b.Income tax examination
The tax authorities have examined income tax returns of TSMC through 2023. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.
25. EARNINGS PER SHARE

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024

Basic EPS	$17.44	$12.55	$46.75	$30.80
Diluted EPS	$17.44	$12.54	$46.75	$30.80

EPS is computed as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024

Basic EPS
Net income available to common shareholders of the parent	$452,301,407	$325,257,571	$1,212,138,637	$798,587,976
Weighted average number of common shares outstanding used in the computation of basic EPS (in thousands)	25,928,614	25,926,018	25,927,893	25,928,074
Basic EPS (in dollars)	$17.44	$12.55	$46.75	$30.80

Diluted EPS
Net income available to common shareholders of the parent	$452,301,407	$325,257,571	$1,212,138,637	$798,587,976
Weighted average number of common shares outstanding used in the computation of basic EPS (in thousands)	25,928,614	25,926,018	25,927,893	25,928,074
Effects of all dilutive potential common shares (in thousands)	1,429	2,206	1,966	1,637

Weighted average number of common shares used in the computation of diluted EPS (in thousands)	25,930,043	25,928,224	25,929,859	25,929,711
Diluted EPS (in dollars)	$17.44	$12.54	$46.75	$30.80

26. SHARE-BASED PAYMENT ARRANGEMENTS
a.Equity-settled share-based payment-RSAs
The RSAs in each year are as follows:

	2024 RSAs	2023 RSAs	2022 RSAs	2021 RSAs

Resolution Date of TSMC’s shareholders in its meeting	June 4, 2024	June 6, 2023	June 8, 2022	July 26, 2021
Resolution Date of TSMC’s Board of Directors in its meeting	August 13, 2024	February 6, 2024	February 14, 2023	February 15, 2022
Issuance of stocks (in thousands)	2,353	2,960	2,110	1,387
Available for issuance (in thousands)	1,832	-	-	-
Eligible employees	Executive officers	Executive officers	Executive officers	Executive officers
Grant date/Issuance date	September 1, 2024	March 1, 2024	March 1, 2023	March 1, 2022

Vesting conditions of the aforementioned arrangement are as follow:
1)The RSAs granted to eligible employees can only be vested if
•the employee remains employed by the Company on the last date of each vesting period;
•during the vesting period, the employee may not breach any agreement with the Company or violate the Company’s work rules; and
•certain employee performance metrics and TSMC’s business performance metrics are met.
2)The maximum percentage of granted RSAs that may be vested each year shall be as follows: one-year anniversary of the grant: 50%; two-year anniversary of the grant: 25%; and three-year anniversary of the grant: 25%; provided that the actual percentage and number of the RSAs to be vested in each year will be calculated based on the achievement of TSMC’s business performance metrics.
3)For eligible executive officers of TSMC: The maximum number of RSAs that may be vested in each year will be set as 110%, among which 100% will be subject to a calculation based on TSMC’s relative Total Shareholder Return (”TSR”, including capital gains and dividends) achievement to determine the number of RSAs to be vested; this number will be further subject to a modifier to increase or decrease up to 10% based on the Compensation and People Development Committee’s evaluation of TSMC’s Environmental, Social, and Governance (”ESG”) achievements. The number of shares so calculated should be rounded down to the nearest integral.

TSMC’s TSR relative to the TSR of S&P 500 IT Index	Ratio of Shares to be Vested
Above the Index by X percentage points	50% + X * 2.5%, with the maximum of 100%
Equal to the Index	50%
Below the Index by X percentage points	50% - X * 2.5%, with the minimum of 0%
4)Restrictions imposed on the employees’ rights in the RSAs before the vesting conditions are fulfilled:
•During each vesting period, no employee granted RSAs, except for inheritance, may sell, pledge, transfer, give to another person, create any encumbrance on, or otherwise dispose of, any shares under the unvested RSAs.
•Before the vesting conditions are fulfilled, the attendance, proposal rights, speech rights, voting rights and etc. shall be exercised by the engaged trustee/custodian on the employee’s behalf. Any other shareholder rights including but not limited to the entitlement to any distribution regarding dividends, bonuses and capital reserve, and the subscription right of the new shares issued for any capital increase, are the same as those of holders of common shares of TSMC.

5)Details of granted RSAs in each year are as follows:

	2024 RSAs	2023 RSAs	2022 RSAs	2021 RSAs
	Number of Shares (In Thousands)	Number of Shares (In Thousands)	Number of Shares (In Thousands)	Number of Shares (In Thousands)

Balance, beginning of period	2,353	2,960	1,055	347
Vested shares	(1,102)	(1,406)	(501)	(330)
Canceled shares	-	(74)	(27)	(17)
Shares awaiting retirement	(91)	-	-	-

Balance, end of period	1,160	1,480	527	-

Weighted-average fair value of RSAs (in dollars)	$662.42	$364.43	$277.71	$325.81
The RSAs in each year are measured at fair value at grant date by using the binominal tree approach. Relevant information is as follows:

	2024 RSAs	2023 RSAs	2022 RSAs	2021 RSAs
	September 1, 2024	March 1, 2024	March 1, 2023	March 1, 2022
Stock price at measurement date (in dollars)	$944	$689	$511	$604
Expected price volatility	25.51%-29.87%	24.77%-26.12%	29.34%-32.11%	25.34%-28.28%
Expected life	1-3 years	1-3 years	1-3 years	1-3 years
Risk-free interest rate	1.40%	1.16%	1.06%	0.57%
Refer to Note 27 for the compensation costs of the RSAs recognized by TSMC.
b.Cash-settled share-based payment arrangements
The cash-settled share-based payment arrangements in each year are as follows:

	2023 Plan	2022 Plan	2021 Plan

Resolution Date of TSMC’s Board of Directors in its meeting	February 6, 2024	February 14, 2023	February 15, 2022
Issuance of units (in thousands) (Note)	550	400	236
Grant date	March 1, 2024	March 1, 2023	March 1, 2022
Note:    One unit of the right represents a right to the market value of one TSMC’s common share when vested.
The vesting conditions and the ratio of units to be vested for key management personnel of the plan are the same as the aforementioned RSAs.
The fair value of compensation costs for the cash-settled share-based payment was measured by using binominal tree approach and will be measured at each reporting period until settlement. Relevant information is as follows:

	Nine Months Ended September 30
	2025		2024
	2023 Plan	2022 Plan	2023 Plan	2022 Plan	2021 Plan

Stock price at measurement date (in dollars)	$1,300	$1,300	$1,000	$1,000	$1,000
Expected price volatility	25.07%-32.21%	25.07%-32.21%	25.77%-30.55%	25.77%-30.55%	25.77%-30.55%
Residual life	1-2 years	1 year	1-3 years	1-2 years	1 year
Risk-free interest rate	1.26%	1.31%	1.39%	1.37%	1.36%
Refer to Note 27 for the compensation costs of the cash-settled share-based payment recognized by TSMC. As of September 30, 2025, December 31, 2024 and September 30, 2024, the liabilities under cash-settled share-based payment arrangement amounted to NT$189,904 thousand, NT$455,728 thousand and NT$312,357 thousand, respectively.
27. ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024

a.Depreciation of property, plant and equipment and right-of-use assets

Recognized in cost of revenue	$150,797,509	$156,176,635	$488,251,812	$458,796,761
Recognized in operating expenses	9,874,777	9,730,876	31,416,752	26,720,585
Recognized in other operating income and expenses	20,227	7,624	36,143	24,200

	$160,692,513	$165,915,135	$519,704,707	$485,541,546

b.Amortization of intangible assets

Recognized in cost of revenue	$1,316,056	$1,584,940	$4,048,032	$4,752,015
Recognized in operating expenses	778,702	728,482	2,231,523	2,124,752

	$2,094,758	$2,313,422	$6,279,555	$6,876,767

c.Employee benefits expenses

Post-employment benefits
Defined contribution plans	$1,691,989	$1,507,484	$4,967,879	$4,387,257
Defined benefit plans	64,218	68,908	190,504	206,734
	1,756,207	1,576,392	5,158,383	4,593,991

Share-based payments
Equity-settled	273,416	322,961	1,073,063	735,748
Cash-settled	73,744	117,470	161,333	256,879
	347,160	440,431	1,234,396	992,627
				(Continued)

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024

Other employee benefits	$100,787,874	$78,378,403	$280,255,018	$207,500,237

	$102,891,241	$80,395,226	$286,647,797	$213,086,855

Employee benefits expense summarized by function
Recognized in cost of revenue	$62,742,208	$43,538,300	$168,646,144	$115,999,386
Recognized in operating expenses	40,149,033	36,856,926	118,001,653	97,087,469

	$102,891,241	$80,395,226	$286,647,797	$213,086,855
				(Concluded)
According to TSMC’s Articles of Incorporation, TSMC shall allocate compensation to directors and profit sharing bonus to employees of TSMC not more than 0.3% and not less than 1% of annual profits during the period, respectively (among which not less than 30% as profit sharing bonuses to entry-level employees).
TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period; compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate. Accrued profit sharing bonus to employees is illustrated below:

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024

Profit sharing bonus to employees	$27,138,090	$19,517,346	$72,728,320	$47,815,500
TSMC’s accrued profit sharing bonus to employees and compensation to directors for 2024 and 2023 are illustrated below:

	Years Ended December 31
	2024	2023

Profit sharing bonus to employees	$70,296,283	$50,090,533
Compensation to directors	$358,989	$551,955
There is no significant difference between the aforementioned amounts and the amounts charged against earnings of 2024 and 2023, respectively.
The information about the appropriations of TSMC’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.

28. GOVERNMENT GRANTS
Subsidiaries such as TSMC Arizona, ESMC, JASM and TSMC Nanjing received subsidies from the governments of the United States, Germany, Japan and China, respectively, for local plant setup and operation, which were mainly used to subsidize the purchase costs of property, plant and equipment, as well as partial costs and expenses incurred from plant construction and production. For the nine months ended September 30, 2025 and 2024, the Company received a total of NT$71,897,986 thousand and NT$16,043,339 thousand as government grants, respectively.
The aforementioned subsidiaries have signed grant agreements with the local governments. The agreements include the construction timelines and other conditions that must be complied with. TSMC Arizona is also eligible to apply for a 25% investment grant for its qualified investments.
29. CASH FLOW INFORMATION
a.Non-cash transactions

	Nine Months Ended September 30
	2025	2024

Additions of property, plant and equipment	$824,745,750	$475,365,683
Changes in other receivables	72,891,160	49,114,375
Exchange of assets	(47,143)	(109,273)
Changes in payables to contractors and equipment suppliers	11,357,968	49,519,008
Changes in accrued expenses and other current liabilities	12,462,539	26,974,334
Transferred to initial carrying amount of hedged items	(31,030)	5,042
Capitalized interests	(5,874,719)	(6,810,795)

Payments for acquisition of property, plant and equipment	$915,504,525	$594,058,374
b.Reconciliation of liabilities arising from financing activities

			Non-cash Changes
	Balance as of January 1, 2025	Financing Cash Flow	Foreign Exchange Movement	Other Changes (Note)	Balance as of September 30, 2025

Hedging financial liabilities- bank loans	$-	$430,085	$(430,085)	$-	$-
Bonds payable	983,752,385	10,756,354	(39,606,872)	290,945	955,192,812
Long-term bank loans	34,534,386	5,469,400	(743,700)	971	39,261,057

Total	$1,018,286,771	$16,655,839	$(40,780,657)	$291,916	$994,453,869

			Non-cash Changes
	Balance as of January 1, 2024	Financing Cash Flow	Foreign Exchange Movement	Other Changes (Note)	Balance as of September 30, 2024

Hedging financial liabilities- bank loans	$27,290,400	$(26,496,570)	$(793,830)	$-	$-
Bonds payable	920,897,553	29,014,319	15,513,985	289,380	965,715,237
Long-term bank loans	6,678,521	21,782,278	777,800	14,412	29,253,011

Total	$954,866,474	$24,300,027	$15,497,955	$303,792	$994,968,248
Note:    Other changes include amortization of bonds payable and amortization of long-term bank loan interest subsidy.

30. FINANCIAL INSTRUMENTS
a.Categories of financial instruments

	September 30, 2025	December 31, 2024	September 30, 2024

Financial assets
FVTPL (Note 1)	$14,523,076	$15,407,542	$15,566,035
FVTOCI (Note 2)	187,686,319	205,938,125	203,123,752
Hedging financial assets	1,333	10,959	1,079
Amortized cost (Note 3)	3,135,904,756	2,721,319,255	2,383,140,378

	$3,338,115,484	$2,942,675,881	$2,601,831,244

Financial liabilities
FVTPL (Note 4)	$1,184,622	$466,539	$34,277
Hedging financial liabilities	2,868	-	1,875
Amortized cost (Note 5)	1,960,309,130	1,963,297,264	1,848,994,088

	$1,961,496,620	$1,963,763,803	$1,849,030,240
Note 1:    Financial assets mandatorily measured at FVTPL.
Note 2:    Including notes and accounts receivable (net), equity and debt investments.
Note 3:    Including cash and cash equivalents, financial assets at amortized cost, notes and accounts receivable (including related parties), other receivables, refundable deposits and temporary payments (including those classified under other current assets and other noncurrent assets).
Note 4:    Held for trading.
Note 5:    Including accounts payable (including related parties), payables to contractors and equipment suppliers, cash dividends payable, accrued expenses and other current liabilities, bonds payable, long-term bank loans, guarantee deposits and other noncurrent liabilities.
b.Financial risk management objectives
The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.
The plans for material treasury activities are reviewed by the Audit and Risk Committee and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, the Company must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.
c.Market risk
The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity prices. A portion of these risks is hedged.

Foreign currency risk
Substantially all the Company’s sales are denominated in U.S. dollars and over half of its capital expenditures are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. As a result, any significant fluctuations to its disadvantage in the exchanges rate of NT dollar against such currencies, in particular a weakening of U.S. dollar against NT dollar, would have an adverse impact on the revenue and operating profit as expressed in NT dollars. The Company uses foreign currency derivative contracts, such as currency forwards or currency swaps, and non-derivative financial instruments, such as foreign currency denominated debts and foreign currency deposits, to protect against currency exchange rate risks associated with non-NT dollar-denominated monetary assets and liabilities, net investments in foreign operations, and certain forecasted transactions. These hedges reduce, but do not entirely eliminate, the effect of foreign currency exchange rate movements on the assets and liabilities.
Based on a sensitivity analysis performed on the Company’s total monetary assets and liabilities for the nine months ended September 30, 2025 and 2024, a hypothetical adverse foreign currency exchange rate change of 10% would have decreased its net income by NT$3,309,236 thousand and NT$4,748,405 thousand, respectively.
Interest rate risk
The Company is exposed to interest rate risks primarily in relation to its investment portfolio and outstanding debt. Changes in interest rates affect the interest earned on the Company’s cash and cash equivalents and fixed income securities, the fair value of those securities, as well as the interest paid on its debt.
The majority of the Company’s fixed income investments are fixed-rate securities, which are classified as financial assets at FVTOCI or at amortized cost. For those fixed income investments classified as financial assets at FVTOCI, changes in their fair value are recognized through other comprehensive income; for those classified as financial assets at amortized cost, changes in their fair value are not reflected in the carrying amount. Both classifications recognized in profit or loss if the assets are sold.
Based on a sensitivity analysis performed on the Company’s fixed income investments at the end of the reporting period, interest rates increase of 100 basis points (1.00%) across all maturities would have decreased the Company’s other comprehensive income by NT$4,001,866 thousand and NT$4,473,470 thousand for the nine months ended September 30, 2025 and 2024, respectively.
The majority of the Company’s debt is fixed-rate and measured at amortized cost and as such, changes in interest rates would not affect future cash flows or the carrying amount.
The Company has entered and may in the future enter into interest rate derivatives to partially hedge the interest rate risk on its fixed income investments and anticipated debt issuance. However, these hedges can offset only a limited portion of the financial impact from movements in interest rates.
Other price risk
The Company is exposed to convertible preferred stocks, equity instrument investments, and other investments price risk arising from financial assets at FVTPL and FVTOCI.
Assuming a hypothetical decrease of 10% in prices of the investments mentioned above at the end of the reporting period, the net income would have decreased by NT$1,160,170 thousand and NT$1,167,572 thousand for the nine months ended September 30, 2025 and 2024, respectively, and the other comprehensive income would have decreased by NT$1,065,176 thousand and NT$1,148,393 thousand for the nine months ended September 30, 2025 and 2024, respectively.

d.Credit risk management
Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in financial losses to the Company. The Company is exposed to credit risks from operating activities, primarily accounts receivable, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is equal to the carrying amount of financial assets.
Business related credit risk
The Company’s accounts receivable are from its customers worldwide. The majority of the Company’s outstanding accounts receivable are not covered by collaterals or guarantees. While the Company has procedures to monitor and manage credit risk exposure on accounts receivable, there is no assurance such procedures will effectively eliminate losses resulting from its credit risk. This risk is heightened during periods when economic conditions worsen.
As of September 30, 2025, December 31, 2024 and September 30, 2024, the Company’s ten largest customers accounted for 85%, 93% and 88% of accounts receivable, respectively. The Company considers the concentration of credit risk for the remaining accounts receivable not material.
Financial credit risk
The Company mitigates its financial credit risk by selecting counterparties with investment grade credit ratings and by limiting the exposure to any individual counterparty. The Company regularly monitors and reviews the limit applied to counterparties and adjusts the limit according to market conditions and the credit standing of the counterparties.
The objective of the Company’s investment policy is to achieve a return that will allow the Company to preserve principal and support liquidity requirements. The policy generally requires securities to be investment grade and limits the amount of credit exposure to any one issuer. The Company assesses whether there has been a significant increase in credit risk in the invested securities since initial recognition by reviewing changes in external credit ratings, financial market conditions and material information of the issuers.
The Company assesses the 12-month expected credit loss and lifetime expected credit loss based on the probability of default and loss given default provided by external credit rating agencies. The current credit risk assessment policies are as follows:

Category	Description	Basis for Recognizing Expected Credit Loss	Expected Credit Loss Ratio

Performing	Credit rating is investment grade on valuation date	12 months expected credit loss	0-0.09%
Doubtful	Credit rating is non-investment grade on valuation date	Lifetime expected credit loss-not credit impaired	-
In default	Credit rating is CC or below on valuation date	Lifetime expected credit loss-credit impaired	-
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off	-

For the nine months ended September 30, 2025 and 2024, the expected credit loss decreased NT$36,764 thousand and increased NT$38,190 thousand, respectively. The changes were mainly due to adjusted investment portfolio and fluctuations in exchange rates.
e.Liquidity risk management
The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and cash equivalents, financial assets at FVTOCI-current, financial assets at amortized cost-current and sufficient cost-efficient funding.
The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

September 30, 2025

Non-derivative financial liabilities

Accounts payable (including related parties)	$86,386,408	$-	$-	$-	$86,386,408
Payables to contractors and equipment suppliers	175,430,503	-	-	-	175,430,503
Accrued expenses and other current liabilities	379,082,313	-	-	-	379,082,313
Bonds payable	93,769,199	353,734,428	202,020,240	498,712,901	1,148,236,768
Long-term bank loans	1,821,124	5,922,129	22,545,917	10,303,971	40,593,141
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	4,175,286	6,280,461	5,522,295	22,290,768	38,268,810
Others	-	50,557,177	5,798,883	8,525,375	64,881,435
	740,664,833	416,494,195	235,887,335	539,833,015	1,932,879,378

Derivative financial instruments

Forward exchange contracts
Outflows	207,568,981	-	-	-	207,568,981
Inflows	(206,196,102)	-	-	-	(206,196,102)
	1,372,879	-	-	-	1,372,879

	$742,037,712	$416,494,195	$235,887,335	$539,833,015	$1,934,252,257

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

December 31, 2024

Non-derivative financial liabilities

Accounts payable (including related parties)	$74,226,559	$-	$-	$-	$74,226,559
Payables to contractors and equipment suppliers	192,635,173	-	-	-	192,635,173
Accrued expenses and other current liabilities	358,165,686	-	-	-	358,165,686
Bonds payable	76,460,812	335,240,849	197,389,127	587,602,550	1,196,693,338
Long-term bank loans	2,935,154	2,275,524	27,044,881	3,151,180	35,406,739
					(Continued)

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	$3,483,523	$5,794,816	$4,826,752	$20,782,694	$34,887,785
Others	-	86,979,515	11,737,085	-	98,716,600
	707,906,907	430,290,704	240,997,845	611,536,424	1,990,731,880

Derivative financial instruments

Forward exchange contracts
Outflows	109,525,448	-	-	-	109,525,448
Inflows	(109,251,526)	-	-	-	(109,251,526)
	273,922	-	-	-	273,922

	$708,180,829	$430,290,704	$240,997,845	$611,536,424	$1,991,005,802

					(Concluded)

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

September 30, 2024

Non-derivative financial liabilities

Accounts payable (including related parties)	$70,820,047	$-	$-	$-	$70,820,047
Payables to contractors and equipment suppliers	125,132,085	-	-	-	125,132,085
Accrued expenses and other current liabilities	363,772,111	-	-	-	363,772,111
Bonds payable	74,901,590	318,464,019	202,710,564	580,737,650	1,176,813,823
Long-term bank loans	2,968,389	2,658,030	20,989,844	3,351,665	29,967,928
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	3,292,322	5,704,657	4,689,825	20,497,138	34,183,942
Others	-	73,705,993	11,474,863	748,159	85,929,015
	640,886,544	400,532,699	239,865,096	605,334,612	1,886,618,951

Derivative financial instruments

Forward exchange contracts
Outflows	88,511,937	-	-	-	88,511,937
Inflows	(89,233,704)	-	-	-	(89,233,704)
	(721,767)	-	-	-	(721,767)

	$640,164,777	$400,532,699	$239,865,096	$605,334,612	$1,885,897,184

Note:    Information about the maturity analysis for lease liabilities more than 5 years:

	5-10 Years	10-15 Years	15-20 Years	More Than 20 Years	Total

September 30, 2025

Lease liabilities	$10,818,977	$7,322,038	$3,876,604	$273,149	$22,290,768

December 31, 2024

Lease liabilities	$10,296,927	$6,821,624	$3,547,316	$116,827	$20,782,694

September 30, 2024

Lease liabilities	$10,174,011	$6,731,154	$3,523,977	$67,996	$20,497,138
f.Fair value of financial instruments
1)Fair value measurements recognized in the consolidated balance sheets
Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:
•Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The timing of transfers between levels within the fair value hierarchy is at the end of reporting period.
2)Fair value of financial instruments that are measured at fair value on a recurring basis
Fair value hierarchy
The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	September 30, 2025
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Convertible preferred stocks	$-	$-	$13,213,676	$13,213,676
Mutual funds	-	-	1,166,321	1,166,321
Simple agreement for future equity	-	-	122,124	122,124
Forward exchange contracts	-	20,955	-	20,955
	$-	$20,955	$14,502,121	$14,523,076
				(Continued)

	September 30, 2025
	Level 1	Level 2	Level 3	Total

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$85,961,547	$-	$85,961,547
Agency mortgage-backed securities	-	47,912,969	-	47,912,969
Government bonds/Agency bonds	23,585,011	-	-	23,585,011
Asset-backed securities	-	9,345,202	-	9,345,202
Investments in equity instruments
Non-publicly traded equity investments	-	-	8,365,833	8,365,833
Publicly traded stocks	4,948,873	-	-	4,948,873
Notes and accounts receivable, net	-	7,566,884	-	7,566,884

	$28,533,884	$150,786,602	$8,365,833	$187,686,319

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$1,333	$-	$-	$1,333

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$1,184,622	$-	$1,184,622

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$2,868	$-	$-	$2,868
				(Concluded)

	December 31, 2024
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Convertible preferred stocks	$-	$-	$14,181,839	$14,181,839
Mutual funds	-	-	886,931	886,931
Forward exchange contracts	-	207,700	-	207,700
Simple agreement for future equity	-	-	131,072	131,072
	$-	$207,700	$15,199,842	$15,407,542
				(Continued)

	December 31, 2024
	Level 1	Level 2	Level 3	Total

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$108,612,082	$-	$108,612,082
Agency mortgage-backed securities	-	46,611,373	-	46,611,373
Government bonds/Agency bonds	20,645,877	-	-	20,645,877
Asset-backed securities	-	11,490,511	-	11,490,511
Investments in equity instruments
Non-publicly traded equity investments	-	-	7,822,884	7,822,884
Publicly traded stocks	4,842,814	-	-	4,842,814
Notes and accounts receivable, net	-	5,912,584	-	5,912,584

	$25,488,691	$172,626,550	$7,822,884	$205,938,125

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$10,959	$-	$-	$10,959

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$466,539	$-	$466,539
				(Concluded)

	September 30, 2024
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Convertible preferred stocks	$-	$-	$13,692,780	$13,692,780
Forward exchange contracts	-	971,386	-	971,386
Mutual funds	-	-	775,317	775,317
Simple agreement for future equity	-	-	126,552	126,552
	$-	$971,386	$14,594,649	$15,566,035

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$106,675,983	$-	$106,675,983
Agency mortgage-backed securities	-	43,708,974	-	43,708,974
Government bonds/Agency bonds	20,714,828	158,280	-	20,873,108
Asset-backed securities	-	11,539,314	-	11,539,314
Investments in equity instruments
Non-publicly traded equity investments	-	-	7,502,973	7,502,973
Publicly traded stocks	6,851,935	-	-	6,851,935
Notes and accounts receivable, net	-	5,971,465	-	5,971,465

	$27,566,763	$168,054,016	$7,502,973	$203,123,752
				(Continued)

	September 30, 2024
	Level 1	Level 2	Level 3	Total

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$1,079	$-	$-	$1,079

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$34,277	$-	$34,277

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$1,875	$-	$-	$1,875
				(Concluded)
Reconciliation of Level 3 fair value measurements of financial assets
The financial assets measured at Level 3 fair value were financial assets at FVTPL and equity investments classified as financial assets at FVTOCI. Reconciliations for the nine months ended September 30, 2025 and 2024 are as follows:

	Nine Months Ended September 30
	2025	2024

Balance, beginning of period	$23,022,726	$20,849,566
Additions	749,595	1,828,697
Recognized in profit or loss	356,143	(139,280)
Recognized in other comprehensive income or loss	454,685	(518,075)
Disposals and proceeds from return of capital of investments	(96,363)	(319,518)
Transfers out of level 3 (Note)	(89,730)	(164,860)
Effect of exchange rate changes	(1,529,102)	561,092

Balance, end of period	$22,867,954	$22,097,622
Note:    The transfer from level 3 to level 1 is because quoted prices (unadjusted) in active markets data became available for the equity investments.
Valuation techniques and assumptions used in Level 2 fair value measurement
The fair values of financial assets and financial liabilities are determined as follows:
•The fair values of corporate bonds, agency bonds, agency mortgage-backed securities, asset-backed securities and government bonds are determined by quoted market prices provided by third party pricing services.
•The fair values of forward contracts are measured using forward rates and discount rates derived from quoted market prices.

•The fair value of accounts receivable classified as at FVTOCI is determined by the present value of future cash flows based on the discount rate that reflects the credit risk of counterparties.
Valuation techniques and assumptions used in Level 3 fair value measurement
The fair values of convertible preferred stocks, convertible bonds, simple agreement for future equity, mutual funds and non-publicly traded equity investments are mainly determined by using the asset approach, income approach and market approach.
The asset approach takes into account the net asset value measured at the fair value by independent parties. On September 30, 2025, December 31, 2024 and September 30, 2024, the Company uses unobservable inputs derived from discount for lack of marketability of 10%. When other inputs remain equal, the fair value will decrease by NT$57,703 thousand, NT$56,163 thousand and NT$53,470 thousand, respectively, if discounts for lack of marketability increase by 1%.
The income approach utilizes discounted cash flows to determine the present value of the expected future economic benefits that will be derived from the investment. On September 30, 2025, December 31, 2024 and September 30, 2024, the Company mainly uses unobservable inputs, which include expected returns, discount rate of 8.9%, 8.6% and 7.9%, respectively, and discount for lack of marketability of 20%. With other inputs remain equal, if discount rate increases by 1%, the fair value will decrease by NT$525,016 thousand, NT$1,606,927 thousand and NT$590,127 thousand, respectively; if discount for lack of marketability increases by 1%, the fair value will decrease by NT$145,700 thousand, NT$140,819 thousand and NT$142,378 thousand, respectively.
For the remaining few investments, the market approach is used to arrive at their fair values, for which the recent financing activities of investees, the market transaction prices of the similar companies and market conditions are considered.
3)Fair value of financial instruments that are not measured at fair value
Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments in the consolidated financial statements that are not measured at fair value approximate their fair values.
Fair value hierarchy
The table below sets out the fair value hierarchy for the Company’s financial assets and liabilities which are not required to be measured at fair value:

	September 30, 2025
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total

Financial assets

Financial assets at amortized costs
Corporate bonds	$190,802,463	$-	$191,819,327	$191,819,327
Government bonds/Agency bonds	4,088,441	4,146,748	-	4,146,748
Commercial paper	3,723,655	-	3,727,343	3,727,343

	$198,614,559	$4,146,748	$195,546,670	$199,693,418
				(Continued)

	September 30, 2025
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$955,192,812	$-	$901,900,677	$901,900,677
				(Concluded)

	December 31, 2024
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total

Financial assets

Financial assets at amortized costs
Corporate bonds	$171,980,179	$-	$172,518,474	$172,518,474
Commercial paper	14,208,158	-	14,222,713	14,222,713
Government bonds/Agency bonds	4,379,527	4,353,434	-	4,353,434

	$190,567,864	$4,353,434	$186,741,187	$191,094,621

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$983,752,385	$-	$900,344,663	$900,344,663

	September 30, 2024
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total

Financial assets

Financial assets at amortized costs
Corporate bonds	$137,277,630	$-	$138,689,936	$138,689,936
Commercial paper	22,960,780	-	22,979,686	22,979,686
Government bonds/Agency bonds	4,225,749	4,326,268	-	4,326,268

	$164,464,159	$4,326,268	$161,669,622	$165,995,890

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$965,715,237	$-	$900,337,602	$900,337,602

Valuation techniques and assumptions used in Level 2 fair value measurement
The fair values of corporate bonds, the Company’s bonds payable and agency bonds are determined by quoted market prices provided by third party pricing services.
The fair value of commercial paper is determined by the present value of future cash flows based on the discounted curves that are derived from the quoted market prices.
31. RELATED PARTY TRANSACTIONS
Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore, those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:
a.Related party name and categories

Related Party Name	Related Party Categories

GUC and its subsidiaries (GUC)	Associates
VIS and its subsidiaries (VIS)	Associates
SSMC	Associates
Xintec	Associates
TSMC Charity Foundation	Other related parties
TSMC Education and Culture Foundation	Other related parties
b.Net revenue

		Three Months Ended September 30		Nine Months Ended September 30
		2025	2024	2025	2024

Item	Related Party Categories

Sales revenue	Associates	$9,019,573	$3,729,245	$23,247,041	$11,394,850
c.Purchases

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024

Related Party Categories

Associates	$1,423,867	$1,282,865	$3,713,187	$3,545,858

d.Receivables from related parties

		September 30, 2025	December 31, 2024	September 30, 2024

Item	Related Party Name

Receivables from related parties	GUC	$1,568,419	$610,027	$259,441
	VIS	620,050	626,638	-
	Xintec	79,084	104,766	143,938
	Others	68,790	63,042	-

		$2,336,343	$1,404,473	$403,379

Other receivables from related parties	VIS	$55,780	$-	$16,913
	Others	1,815	251	57,564

		$57,595	$251	$74,477
e.Payables to related parties

		September 30, 2025	December 31, 2024	September 30, 2024

Item	Related Party Name

Payables to related parties	Xintec	$1,350,754	$987,992	$1,165,016
	SSMC	463,532	308,424	393,729
	Others	146,974	129,585	127,105

		$1,961,260	$1,426,001	$1,685,850
f.Accrued expenses and other current liabilities

		September 30, 2025	December 31, 2024	September 30, 2024
Item	Related Party Categories

Temporary receipts	Associates	$157,811	$4,271,492	$592,734
g.Others

		Three Months Ended September 30		Nine Months Ended September 30
		2025	2024	2025	2024

Item	Related Party Categories

Manufacturing expenses	Associates	$1,586,743	$1,683,167	$3,865,037	$3,780,950

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.
The Company leased factory and office from associates. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to associates monthly; the related expenses were both classified under manufacturing expenses.
h.Compensation of key management personnel
The compensation to directors and other key management personnel were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024

Short-term employee benefits	$1,273,468	$1,086,604	$3,851,460	$3,028,668
Post-employment benefits	664	808	2,624	3,054
Share-based payments	1,070,108	322,017	2,920,839	851,404

	$2,344,240	$1,409,429	$6,774,923	$3,883,126
The compensation to directors and other key management personnel were determined by the Compensation and People Development Committee of TSMC in accordance with the individual performance and market trends.
32. PLEDGED ASSETS
The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building lease agreements. As of September 30, 2025, December 31, 2024 and September 30, 2024, the aforementioned other financial assets amounted to NT$125,817 thousand, NT$132,077 thousand and NT$127,743 thousand, respectively.
33. SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS
Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:
a.Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of the end of reporting period, the R.O.C. Government did not invoke such right.
b.Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of the end of reporting period.
c.In February 2025, Longitude Licensing Ltd. and Marlin Semiconductor Limited (collectively, “Marlin”) filed complaints with the U.S. International Trade Commission (“ITC”) and the U.S. District Court for the Eastern District of Texas alleging that TSMC and its customers infringe five U.S. patents. The ITC instituted an investigation on March 21, 2025 and the lawsuit in the Eastern District Court for Texas was statutorily stayed on April 23, 2025 pending the ITC investigation. In October 2025, Marlin dropped one of the asserted patents in the ITC. The outcome cannot be determined, and we cannot make a reliable estimate of the contingent liability at this time.
d.TSMC entered into long-term purchase agreements of materials and supplies and agreements of waste disposal with multiple suppliers. The relative minimum fulfillment period quantity and price are specified in the agreements.
e.TSMC entered into long-term purchase agreement of equipment and maintenance service. The relative fulfillment period, quantity and price are specified in the agreement.
f.TSMC entered into long-term energy purchase agreements with multiple suppliers. The relative fulfillment period, quantity and price are specified in the agreements.
g.Amounts available under unused letters of credit as of September 30, 2025, December 31, 2024 and September 30, 2024 were NT$456,438 thousand, NT$489,882 thousand and NT$472,988 thousand, respectively.
h.The Company entrusted financial institutions to provide performance guarantees mainly for import and export of goods, lease agreement and apply for subsidy. As of September 30, 2025, December 31, 2024 and September 30, 2024, the aforementioned guarantee amounted to NT$20,432,892 thousand, NT$$10,315,609 thousand, and NT$10,144,487 thousand, respectively.
34. SIGNIFICANT LOSS FROM DISASTER
In January 2025, several earthquakes struck Taiwan. The resulting damage was mostly to inventories, machinery and equipment. In the first quarter of 2025, the Company recognized related earthquake losses to be approximately NT$5.3 billion, net of insurance claim. Such losses were primarily included in the cost of revenue and other operating income and expenses in net amounts.
On April 3, 2024, an earthquake struck Taiwan. The resulting damage was mostly to inventories, plant facilities and machinery and equipment. In the second quarter of 2024, the Company recognized related earthquake losses to be approximately NT$3 billion, net of insurance claim. Such losses were primarily included in the cost of revenue and other operating income and expenses in net amounts.
35. EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES
The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

September 30, 2025

Financial assets

Monetary items
USD	$19,560,324	30.531		$597,196,242
EUR	1,842,846	35.834		66,036,538
JPY	126,293,924	0.2056		25,966,031

Financial liabilities

Monetary items
USD	13,909,929	30.531		424,684,030
EUR	1,485,728	35.834		53,239,594
JPY	120,586,625	0.2056		24,792,610

December 31, 2024

Financial assets

Monetary items
USD	18,726,635	32.768		613,634,377
EUR	596,978	34.102		20,358,132
EUR	169,266	1.041	(Note 2)	5,772,303
JPY	128,926,508	0.2092		26,971,425

Financial liabilities

Monetary items
USD	16,255,804	32.768		532,670,186
EUR	821,105	34.102		28,001,335
EUR	168,550	1.041	(Note 2)	5,747,886
JPY	129,345,682	0.2092		27,059,117

September 30, 2024

Financial assets

Monetary items
USD	16,643,822	31.638		526,577,229
EUR	846,618	35.412		29,980,440
EUR	124,264	1.119	(Note 2)	4,400,425
JPY	70,644,061	0.2222		15,697,110
				(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

Financial liabilities

Monetary items
USD	$15,476,747	31.638		$489,653,327
EUR	623,972	35.412		22,096,101
EUR	123,422	1.119	(Note 2)	4,370,625
JPY	74,865,167	0.2222		16,635,040
				(Concluded)
Note 1:    Except as otherwise noted, exchange rate represents the number of NT dollar for which one foreign currency could be exchanged.
Note 2:    The exchange rate represents the number of U.S. dollar for which one Euro could be exchanged.
Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss for the three months and the nine months ended September 30, 2025 and 2024, respectively. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.
36. ADDITIONAL DISCLOSURES
Following are the additional disclosures required by the Securities and Futures Bureau for TSMC:
a.Financings provided: See Table 1 attached;
b.Endorsement/guarantee provided: See Table 2 attached;
c.Marketable securities held (excluding investments in subsidiaries and associates): there are no significant securities that need to be listed separately;
d.Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: See Table 3 attached;
e.Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: See Table 4 attached;
f.Others: The business relationship between the parent and the subsidiaries and significant transactions between them: See Table 5 attached;
g.Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in mainland China): See Table 6 attached;

h.Information on investment in mainland China
1)The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: See Table 7 attached.
2)Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: See Table 5 attached.
37. OPERATING SEGMENTS INFORMATION
TSMC’s chief operating decision makers periodically review operating results, focusing on operating income generated by foundry segment. Operating results are used for resource allocation and/or performance assessment. As a result, the Company has only one operating segment, the foundry segment. The foundry segment engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.
The basis for the measurement of income from operations is the same as that for the preparation of financial statements. Please refer to the consolidated statements of comprehensive income for the related segment revenue and operating results.

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025 (Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counterparty	Financial Statement Account	Related Party	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)		Ending Balance (Foreign Currencies in Thousands) (Note 3)		Amount Actually Drawn (Foreign Currencies in Thousands)		Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company (Notes 1 and 2)	Financing Company’s Total Financing Amount Limits (Notes 1 and 2)
																Item	Value

1	TSMC China	TSMC Nanjing	Other receivables from related parties	Yes		$39,445,950		$28,306,250		$14,567,300	1.50%	The need for long-term financing	$-	Operating capital	$-	-	$-	$113,960,371	$113,960,371
					(RMB	6,000,000 )&	(RMB	3,400,000 )&	(RMB	3,400,000)
					(US$	450,000)	(US$	450,000)
2	TSMC Development	TSMC Washington	Other receivables from related parties	Yes	1,831,860		1,831,860		1,831,860		-	The need for short-term financing	-	Operating capital	-	-	-	32,836,078	32,836,078
					(US$	60,000)	(US$	60,000)	(US$	60,000)

Note 1: The aggregate amount available for lending to TSMC Nanjing from TSMC China and the aggregate amount of lending from TSMC China shall not exceed the net worth of TSMC China.

Note 2: The aggregate amount available for lending to TSMC Washington from TSMC Development and the aggregate amount of lending from TSMC Development shall not exceed the net worth of TSMC Development.

Note 3: The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025 (Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)		Ending Balance (Foreign Currencies in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Notes 1 and 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC North America	Subsidiary	$1,999,322,789		$2,540,585	$2,540,585		$2,540,585		$-	0.05%	$1,999,322,789	Yes	No	No
					(US$	83,213)	(US$	83,213)	(US$	83,213)
		TSMC Global	Subsidiary	1,999,322,789	228,982,500		198,451,500		198,451,500		-	3.97%	1,999,322,789	Yes	No	No
					(US$	7,500,000)	(US$	6,500,000)	(US$	6,500,000)
		TSMC Arizona	Subsidiary	1,999,322,789	457,886,230		457,787,249		333,756,832		-	9.16%	1,999,322,789	Yes	No	No
					(US$	14,997,420)	(US$	14,994,178)	(US$	10,931,736)
1	TSMC Japan	TSMC JDC	The same parent company	333,479	271,392		-		-		-	-	333,479	No	No	No
					(JPY	1,320,000)

Note 1:    TSMC's individual endorsement/guarantee limits for TSMC North America, TSMC Global, and TSMC Arizona, as well as the total external endorsement/guarantee limits for TSMC and its subsidiaries, shall not exceed forty percent
(40%) of TSMC’s net worth.

Note 2:    The total amount of the endorsement/guarantee provided by TSMC Japan to TSMC JDC and the total amount of the endorsement/guarantee provided by TSMC Japan shall not exceed two hundred and fifty percent (250%) of TSMC
Japan’s net worth.

Note 3: The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable		Note
			Purchases/ Sales	Amount (Foreign Currencies in Thousands)		% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Foreign Currencies in Thousands)	% to Total

TSMC	TSMC North America	Subsidiary	Sales	$2,152,156,909		78	Net 30 days from invoice date (Note)	-	-	$234,413,802	82
	TSMC Arizona	Subsidiary	Sales	1,346,202		-	Net 30 days from the end of the month of when invoice is issued	-	-	28,400	-
	JASM	Subsidiary	Sales	631,083		-	Net 30 days from the end of the month of when invoice is issued	-	-	389,747	-
	TSMC Nanjing	Subsidiary	Sales	133,827		-	Net 30 days from the end of the month of when invoice is issued	-	-	10,852	-
	GUC	Associate	Sales	3,905,188		-	Net 30 days from invoice date	-	-	243,381	-
	VIS	Associate	Sales	1,080,682		-	Net 30 days from the end of the month of when invoice is issued	-	-	620,051	-
	SSMC	Associate	Sales	197,984		-	Net 30 days from the end of the month of when invoice is issued	-	-	68,789	-
	TSMC Nanjing	Subsidiary	Purchases	57,639,591		38	Net 30 days from the end of the month of when invoice is issued	-	-	(6,463,296)	7
	TSMC Arizona	Subsidiary	Purchases	40,415,223		26	Net 30 days from the end of the month of when invoice is issued	-	-	(5,607,942)	6
	TSMC China	Subsidiary	Purchases	19,686,587		13	Net 30 days from the end of the month of when invoice is issued	-	-	(2,291,540)	2
	TSMC Washington	Indirect subsidiary	Purchases	5,337,492		3	Net 30 days from the end of the month of when invoice is issued	-	-	(575,778)	1
	SSMC	Associate	Purchases	3,079,505		2	Net 30 days from the end of the month of when invoice is issued	-	-	(463,532)	-
	VIS	Associate	Purchases	633,682		-	Net 30 days from the end of the month of when invoice is issued	-	-	(94,793)	-

TSMC North America	GUC	Associate of TSMC	Sales	17,759,272		1	Net 30 days from invoice date	-	-	1,325,038	1
				（US$ 569,931	）					（US$ 43,400 ）
VisEra Tech	Xintec	Associate of TSMC	Sales	303,915		5	Net 60 days from the end of the month of when invoice is issued	-	-	79,084	6
Note:    The tenor is determined by the payment terms granted to its clients by TSMC North America.

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL September 30, 2025 (Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amount	Action Taken

TSMC	TSMC North America	Subsidiary		$238,015,628	28	$-	-	$-	$-
	JASM	Subsidiary	393,271		Note 2	-	-	-	-
	VIS	Associate	675,831		Note 2	-	-	-	-
	GUC	Associate	243,381		24	-	-	-	-

TSMC North America	TSMC	Parent company	156,010		Note 2	-	-	-	-
			(US$	5,110)
	GUC	Associate of TSMC	1,325,038		12	-	-	-	-
			(US$	43,400)
TSMC Japan 3DIC R&D Center	TSMC	Parent company	108,492		Note 2	-	-	-	-
			(JPY	527,687)
TSMC China	TSMC	Parent company	2,291,540		28	-	-	-	-
			(RMB	534,850)
	TSMC Nanjing	The same parent company	14,646,617		Note 2	-	-	-	-
			(RMB	3,418,513)
TSMC Nanjing	TSMC	Parent company	6,463,296		26	-	-	-	-
			(RMB	1,508,547)
TSMC Arizona	TSMC	Parent company	5,607,942		21	-	-	-	-
			(US$	183,680)
TSMC Technology	TSMC	The ultimate parent of the Company	908,065		Note 2	-	-	-	-
			(US$	29,742)
TSMC Development	TSMC Washington	Subsidiary	1,831,860		Note 2	-	-	-	-
			(US$	60,000)
TSMC Washington	TSMC	The ultimate parent of the Company	575,778		28	-	-	-	-
			(US$	18,859)

Note 1:    The calculation of turnover days excludes other receivables from related parties.
Note 2:    The ending balance is primarily consisted of royalty receivables and other receivables, which is not applicable for the calculation of turnover days.

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025 (Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Counterparty	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets

0	TSMC	TSMC North America	1	Sales revenue	$2,152,156,909	－	78%
				Receivables from related parties	234,413,802	－	3%
				Accrued expenses and other current liabilities	91,574,175	－	1%
				Other noncurrent liabilities	38,030,023	－	1%
		TSMC China	1	Purchases	19,686,587	－	1%
		TSMC Nanjing	1	Purchases	57,639,591	－	2%
		TSMC Arizona	1	Purchases	40,415,223	－	1%

Note 1:    No. 1 represents the transactions from parent company to subsidiary.
Note 2:    The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2025			Net Income (Losses) of the Investee (Foreign Currencies in Thousands)	Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				September 30, 2025 (Foreign Currencies in Thousands)	December 31, 2024 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$1,047,612,709	$616,839,509	33	100	$1,168,522,893	$36,613,706	$36,613,706	Subsidiary
	TSMC Arizona	Phoenix, Arizona, U.S.A.	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	672,616,510	565,786,810	21,250	100	615,398,407	4,769,007	4,521,065	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities	31,456,130	31,456,130	988,268	100	73,923,422	1,643,467	1,643,467	Subsidiary
	JASM	Kumamoto, Japan	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	68,384,148	68,384,148	3,011	73	50,170,825	(8,379,826)	(6,087,944)	Subsidiary
	ESMC	Dresden, Germany	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	28,725,201	18,112,326	788	70	28,844,621	(474,336)	(332,035)	Subsidiary
	VIS	Hsinchu, Taiwan	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	13,919,430	13,919,430	506,709	28	17,386,164	6,159,998	1,692,498	Associate
	SSMC	Singapore	Manufacturing and sales of integrated circuits and other semiconductor devices	5,120,028	5,120,028	314	39	11,682,245	2,753,223	1,067,975	Associate
	VisEra Tech	Hsinchu, Taiwan	Research, design, development, manufacturing, sales, packaging and test of color filter	4,224,082	4,224,082	213,619	67	11,659,903	888,890	566,946	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and other semiconductor devices	333,718	333,718	11,000	100	8,074,595	746,125	746,125	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging and wafer level post passivation interconnection service	1,988,317	1,988,317	111,282	41	4,287,621	839,477	344,258	Associate
	Emerging Fund	Cayman Islands	Investing in technology start-up companies	3,208,868	2,688,915	-	99.9	3,812,976	161,619	161,457	Subsidiary
	GUC	Hsinchu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	46,688	35	2,660,385	2,609,908	909,262	Associate
	TSMC 3DIC	Yokohama, Japan	Engineering support activities	1,144,356	1,144,356	49	100	1,467,236	150,781	150,781	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Customer service and supporting activities	15,749	15,749	-	100	731,346	65,204	65,204	Subsidiary
	TSMC JDC	Yokohama, Japan	Engineering support activities	410,680	410,680	15	100	428,137	17,651	17,651	Subsidiary
	TSMC Japan	Yokohama, Japan	Customer service and supporting activities	83,760	83,760	6	100	133,392	6,578	6,578	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and supporting activities	13,656	13,656	80	100	44,147	1,575	1,575	Subsidiary
	VTAF III (Note 3)	Cayman Islands	Investing in technology start-up companies	-	561,975	-	-	-	445	436	Subsidiary
TSMC Partners	TSMC Development	Delaware, U.S.A.	Investing in companies involved in semiconductor manufacturing	17,919,829	17,919,829	-	100	37,297,391	57,788	Note 2	Subsidiary
				（US$ 586,939）	（US$ 586,939）			（US$ 1,221,624）	（US$ 1,798）
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	436,044	436,044	-	100	1,726,459	276,941	Note 2	Subsidiary
				（US$ 14,282）	（US$ 14,282）			（US$ 56,548）	（US$ 8,960）
	TSMC Canada	Ontario, Canada	Engineering support activities	70,221	70,221	2,300	100	442,091	35,426	Note 2	Subsidiary
				（US$ 2,300）	（US$ 2,300）			（US$ 14,480）	（US$ 1,139）
VTAF III	Growth Fund (Note 3)	Cayman Islands	Investing in technology start-up companies	-	37,733	-	-	-	445	Note 2	Subsidiary
					（US$ 1,236）				（US$ 14）
TSMC Development	TSMC Washington	Washington, U.S.A.	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	-	-	293,637	100	4,501,570	(337,536)	Note 2	Subsidiary
								（US$ 147,443）	（US$ (10,824)）
Note 1:    The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.
Note 2:    The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.
Note 3:    VTAF III and the Growth Fund have completed the liquidation procedures respectively in the first quarter and the second quarter of 2025.

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025 (Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousands)	Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2025 (US$ in Thousands)	Investment Flows		Accumulated Outflow of Investment from Taiwan as of September 30, 2025 (US$ in Thousands)	Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses	Carrying Amount as of Balance as of September 30, 2025	Accumulated Inward Remittance of Earnings as of September 30, 2025
					Outflow (US$ in Thousands)	Inflow

TSMC China	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	$18,939,667	(Note 1)	$18,939,667	$-	$-	$18,939,667	$8,571,747	100%	$8,621,457	$113,776,566	$-
		(RMB 4,502,080)		(US$ 596,000)			(US$ 596,000)			(Note 2)

TSMC Nanjing	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	30,521,412	(Note 1)	30,521,412	-	-	30,521,412	22,556,377	100%	22,388,826	133,723,614	-
		(US$ 6,650,119)		(US$ 1,000,000)			(US$ 1,000,000)			(Note 2)

Accumulated Investment in Mainland China as of September 30, 2025 (US$ in Thousands)	Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)	Upper Limit on Investment

$49,461,079	$119,412,667	$3,021,346,681
（US$ 1,596,000）	（US$ 3,596,000）	(Note 3)

Note 1:    TSMC directly invested US$596,000 thousand in TSMC China and US$1,000,000 thousands in TSMC Nanjing.
Note 2:    Amount was recognized based on the reviewed financial statements.
Note 3:    The upper limit on investment in mainland China is determined by sixty percent (60%) of the Company's consolidated net worth.